As filed with the Securities and Exchange Commission on December 21, 1999

                                                               FILE NO. 333-

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-6

                 FOR REGISTRATION UNDER THE SECURITIES ACT OF
                      1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2
                                 ------------

A. Exact name of trust:
                           JPF SEPARATE ACCOUNT A
B. Name of depositor:
                    JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
C. Complete address of depositor's principal executive offices:
                               One Granite Place
                               Concord, NH 03301
D. Name and complete address of agent for service:

                              Ronald R. Angarella
                                   President
                     Jefferson Pilot Securities Corporation
                               One Granite Place
                               Concord, NH 03301

                                  Copies to:

Charlene Grant, Esq.                  Joan E. Boros, Esq.
Jefferson Pilot Financial             1025 Thomas Jefferson Street, N.W.
  Company                             Suite 400 East
One Granite Place                     Washington, D.C.  20007-0805
Concord, NH 03301

                                 ------------

E. Title of securities being registered:
     Units of Interest in the Separate Account under Individual Flexible Premium Variable Life Insurance Policies.

F. Approximate date of proposed public offering:
     As soon as practicable after the effective date.

  The Registrant is registering an indefinite amount of securities pursuant to
Section 24(f) of the Investment Company Act of 1940.

  Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

May 1, 2000

ENSEMBLE III

JPF Separate Account A

Flexible Premium Variable Life Insurance Policy

Jefferson Pilot Financial Insurance Company
One Granite Place Concord, New Hampshire 03301    800-258-3648

This Prospectus describes the Ensemble III Variable Life Insurance Policy ("Ensemble III" or "the Policy"), a flexible premium variable life insurance policy issued and underwritten by Jefferson Pilot Financial Insurance Company ("We" or "JP Financial" or "the Company"). The Policy provides life insurance and pays a benefit, as described in this Prospectus, upon the Insured's death or surrender of the Policy. The Policy allows flexible premium payments, Policy Loans, Withdrawals, and a choice of Death Benefit Options. Your account values may be invested on either a fixed or variable or combination of fixed and variable basis. You may allocate Your Net Premiums to JPF Separate Account A ("Separate Account A" or the "Separate Account"), and/or the General Account, or both Accounts. The Divisions of Separate Account A support the benefits provided by the variable portion of the Policy. The Accumulation Value allocated to each Division is not guaranteed and will vary with the investment performance of the associated Fund. Net Premiums allocated to the General Account will accumulate at rates of interest We determine; such rates will not be less than 4% per year. Your Policy may lapse if the Surrender Value is insufficient to pay a Monthly Deduction. For the first five Policy Years, however, if you pay the Minimum Annual Premium, Your Policy will not lapse, regardless of changes in the Surrender Value. We will send premium reminder notices for Planned Premiums and for premiums required to continue the Policy in force. If the Policy lapses, You may reinstate it.

The Policy has a free look period during which You may return the Policy. We will refund Your Premium (See "Right of Policy Examination").

This Prospectus also describes the Divisions used to fund the Policy through the Separate Account. Each Division invests exclusively in one of the following
Portfolios:

JPVF International Equity Portfolio
JPVF World Growth Stock Portfolio
JPVF Global Hard Assets Portfolio
JPVF Emerging Growth Portfolio
JPVF Capital Growth Portfolio
JPVF Small Company Portfolio
JPVF Growth Portfolio
JPVF Growth and Income Portfolio
JPVF Balanced Portfolio
JPVF High Yield Bond Portfolio
JPVF S&P 500 Index Portfolio
JPVF Money Market Portfolio
Fidelity VIP Growth Portfolio
Fidelity VIP Equity-Income Portfolio
Fidelity VIP II Contrafund Portfolio

MFS Research Series
MFS Utilities Series
Oppenheimer Strategic Bond Fund/VA
Oppenheimer Bond Fund/VA
Templeton International Fund: Class 2

Not all Divisions may be available under all Policies or in all jurisdictions. You may obtain the current Prospectus and Statement of Additional Information ("SAI") for any of the Portfolios by calling (800) 258-3648 x7719.

Replacing existing insurance or supplementing an existing flexible premium variable life insurance policy with the Policy may not be to your advantage.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE FUNDS. BOTH THIS PROSPECTUS AND THE UNDERLYING FUND PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ensemble III insurance policies and shares of the funds are not deposits or obligations of or guaranteed by any bank. They are not federally insured by the FDIC or any other government agency. Investing in the contracts involves certain investment risks, including possible loss of principal invested.

THIS PROSPECTUS AND OTHER INFORMATION ABOUT JPF SEPARATE ACCOUNT A REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAN BE FOUND IN THE SEC'S WEB SITE AT http://www.sec.gov.

TABLE OF CONTENTS
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                                                                            Page
                                                                            ----
Definitions ...............................................................    3
Policy Summary ............................................................    4
The Separate Account ......................................................    5
Charges & Fees ............................................................    6
 Charges & Fees Assessed Against Premium ..................................    6
 Charges & Fees Assessed Against the Accumulation Value ...................    6
 Charges & Fees Assessed Against the Separate Account .....................    7
 Charges Assessed Against the Underlying Funds ............................    8
Charges Deducted Upon Surrender ...........................................    9
Allocation of Premiums ....................................................   10
 The Portfolios ...........................................................   10
 Investment Advisers for each of the Funds ................................   11
 Mixed and Shared Funding; Conflicts of Interest ..........................   12
 Fund Additions, Deletions or Substitutions ...............................   12
 General Account ..........................................................   13
Policy Choices ............................................................   13
 General ..................................................................   13
Premium Payments ..........................................................   13
 Modified Endowment .......................................................   14
 Compliance with the Internal Revenue Code ................................   14
 Death Benefit Options ....................................................   15
 Transfers and Allocations to Funding Options .............................   15
 Telephone Transfers, Loans and Reallocations .............................   16
Automated Transfers (Dollar Cost Averaging and Portfolio Rebalancing) .....   16
Policy Values .............................................................   17
 Accumulation Value .......................................................   17
 Unit Values ..............................................................   18
 Net Investment Factor ....................................................   18
 Surrender Value ..........................................................   18
Policy Rights .............................................................   19
 Surrenders ...............................................................   19
 Withdrawals ..............................................................   19
 Grace Period .............................................................   19
 Reinstatement of a Lapsed or Terminated Policy ...........................   19
 Right to Defer Payment ...................................................   20
 Policy Loans .............................................................   20
Policy Changes ............................................................   21
 Right of Policy Examination ..............................................   22
 Supplemental Benefits ....................................................   22
Death Benefit .............................................................   22
Policy Settlement .........................................................   22
 Settlement Options .......................................................   23
The Company ...............................................................   23
Directors & Officers ......................................................   25
Additional Information ....................................................   26
 Reports to Policyowners ..................................................   26
 Right to Instruct Voting of Fund Shares ..................................   26
 Disregard of Voting Instructions .........................................   26
 State Regulation .........................................................   27
 Legal Matters ............................................................   27
 The Registration Statement ...............................................   27
 Financial Statements .....................................................   27
 Employment Benefit Plans .................................................   27
 Distribution of the Policy ...............................................   27
 Independent Auditors .....................................................   28
 Year 2000 ................................................................   28
 Group or Sponsored Arrangements ..........................................   29
Tax Matters ...............................................................   29
 General ..................................................................   29
 Federal Tax Status of the Company ........................................   29
 Life Insurance Qualification .............................................   29
Charges for JP Financial Income Taxes .....................................   32
Miscellaneous Policy Provisions ...........................................   33
 The Policy ...............................................................   33
 Payment of Benefits ......................................................   33
 Suicide and Incontestability .............................................   33
 Protection of Proceeds ...................................................   33
 Nonparticipation .........................................................   33
 Changes in Owner and Beneficiary; Assignment .............................   33
 Misstatements ............................................................   33
Illustrations of Accumulation Values, Cash Values and Death Benefits ......  A-1

--------------------------------------------------------------------------------
This prospectus does not constitute an offer in any jurisdiction in which such offering may not be lawfully made. No dealer, salesman or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such other information or representations must not be relied upon. The purpose of this variable life insurance policy is to provide insurance protection. Life insurance is a long-term investment. Policyowners should consider their need for insurance coverage and the policy's long-term investment potential. No claim is made that the policy is any way similar or comparable to an investment in a mutual fund.
--------------------------------------------------------------------------------

Definitions
--------------------------------------------------------------------------------

Accumulation Value: The total amount that a Policy provides for investment plus the amount held as collateral for Policy Debt.

Age: The Insured's age at his/her nearest birthday.

Allocation Date: The date when the initial Net Premium is placed in the Divisions and the General Account as instructed by the Policyowner in the application. The Allocation Date is 25 days from the date the Company mails the Policy to the agent for delivery to the Policyowner. However, if the insured is in a substandard risk class and all administrative items needed to activate the Policy were not received within the 25-day period, the Allocation Date will be the date the Company receives from You all such administrative items.

Attained Age: The Insured's age  at the last Policy Anniversary.

Beneficiary: The person You designate in the application to receive the Death Benefit proceeds. If changed, the Beneficiary is as shown in the latest change filed with the Company. If no Beneficiary survives the Insured, You or Your estate will be the Beneficiary. The Beneficiary's interest may be subject to that of any assignee.

Cash Value: The Accumulation Value less any Surrender Charge. This amount less any Policy Debt is payable to the Policyowner on surrender of the Policy.

Code: The Internal Revenue Code of 1986, as amended.

Company: Jefferson Pilot Financial Insurance Company.

Cost of Insurance: A charge related to Our expected mortality cost for Your basic insurance coverage under the Policy, not including any supplemental benefit provision that You may elect through a Policy rider.

Cumulative Minimum Premium: An amount equal to the Minimum Annual Premium divided by 12 and multiplied by the number of completed policy months.

Date of Receipt: Any Company business day, prior to 4:00 p.m. Eastern time, on which a notice or premium payment is received at Our home office.

Death Benefit: The amount which is payable on the Death of the Insured, adjusted as provided in the Policy.

Death Benefit Options: The methods for determining the Death Benefit.

Division: A separate division of Separate Account A which invests only in the shares of a specified Portfolio of a Fund.

Fund: An open-end management investment company whose shares are purchased by the Separate Account to fund the benefits provided by the Policy.

General Account: A non-variable funding option available in the Policy that guarantees a minimum interest rate of 4% per year.

Grace Period: The 61-day period beginning on the Monthly Anniversary Day on which the Policy's Surrender Value less any Policy Debt is insufficient to cover the current Monthly Deduction, unless the cumulative minimum premium requirement has been met. The Policy will lapse without value at the end of the 61-day period unless We receive a sufficient payment.

Insured: The person on whose life the Policy is issued.

Issue Age: The Age of the Insured on the Policy's Issue Date.

Issue Date: The effective date on which coverage begins under the Policy.

Load Basis Amount: An amount per $1,000 of Specified Amount which varies by sex, Issue Age and rating class of the Insured. This amount is used to calculate the Acquisition Charge.

Loan Value: Generally, 100% of the Policy's Cash Value on the date of a loan.

Minimum Annual Premium: The amount of premium that you must pay each year to assure that the Policy remains in force for at least 5 Policy Years from the Issue Date, even if the Surrender Value is insufficient to satisfy the current Monthly Deduction.

Monthly Anniversary Date: The same day in each month as the Policy Date.

Net Premium: The gross premium less a 2.5% State Premium Tax Charge, a 1.25% Federal DAC Tax Charge and a 3% Premium Load. We currently do not intend to assess the Premium Load beginning in the 11th Policy Year.

Policy: The life insurance contract described in this Prospectus.

Policy Date: The date set forth in the Policy from which policy years, policy months and policy anniversaries will be determined. If the Policy Date falls on the 29th, 30th or 31st of a month, the Policy Date will be the 28th of such month. You may request the Policy Date. If You do not request a date, it is the date the Policy is issued.

Policy Debt: The sum of all unpaid policy loans and accrued interest thereon.

Portfolio: A separate investment series of one of the Funds.

Proof of Death: One or more of: a) a copy of a certified death certificate; b) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; c) a written statement by a medical doctor who attended the Insured; or d) any other proof satisfactory to the Company.

SEC: Securities and Exchange Commission.

Separate Account A or the Separate Account: JPF Separate Account A, a separate investment account We established for the purpose of funding the Policy.

Service Office: Our principal executive offices at One Granite Place, Concord, New Hampshire 03301.

Specified Amount: The amount You choose at application, which may subsequently be increased or decreased, as provided in the Policy. The Specified Amount is used in determining the Death Benefit.

State: Any State of the United States, the District of Columbia, Puerto Rico, Guam, the Virgin Islands, the Commonwealth of the Northern Mariana Islands or any other possession of the United States.

Surrender Charge: An amount We retain upon the Surrender of the Policy, a Withdrawal or a decrease in Specified Amount.

Surrender Value: Cash Value less any Policy Debt.

Target Premium: The premium from which first year commissions will be determined and which varies by sex, Issue Age, rating class of the Insured and Specified Amount.

Valuation Date: The date and time at which the Accumulation Value of a variable investment option is calculated. Currently, this calculation occurs after the close of business of the New York Stock Exchange on any normal business day, Monday through Friday, that the New York Stock Exchange and the Company are open. In addition to being closed on all federal holidays, the Company will also be closed on Good Friday, the Friday following Thanksgiving and the day before or following Christmas.

Valuation Period: The period of time between two successive Valuation Dates, beginning at the close of regular trading on the New York Stock Exchange on each Valuation Date, and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Date.

We, Our, Us, Company: Jefferson Pilot Financial Insurance Company, its successors or assigns.

You, Your: Policyowner.

Policy Summary
--------------------------------------------------------------------------------

This Prospectus describes a flexible premium variable life insurance policy. The Policy provides life insurance and pays a benefit (subject to adjustment under the Policy's Age and/or Sex, Suicide and Incontestability, and Grace Period provisions) upon surrender or Death of the Insured. The Policy allows flexible premium payments, Policy Loans, Withdrawals and a choice of Death Benefit Options. Account values may be either fixed or variable or a combination of fixed and variable.

Charges and fees will be assessed against premium payments, Accumulation Value, the Separate Account, the underlying Funds and upon surrender, partial withdrawals or decreases in Specified Amount.

You must purchase Your variable life insurance policy from a registered representative. The Policy, the initial application on the Insured, any subsequent applications, endorsements and any riders constitute the entire contract.

At the time of application, You must choose a Death Benefit Option, decide on the amount of planned premium and determine how to allocate Net Premiums. You may elect to supplement the benefits afforded by the Policy through the addition of riders We make available.

The proceeds payable upon the Death of the Insured depend on the Death Benefit Option chosen. Under Option 1 the Death Benefit equals the current Specified Amount. Under Option 2, the Death Benefit equals the current Specified Amount plus the Accumulation Value on the date of death. We may make other options available. We will reduce the Death Benefit proceeds by any outstanding Policy Debt.

Although the Policy is designed to allow flexible premiums, You must pay sufficient premiums to continue the Policy in force. The initial premium must be paid at issue. The initial premium must at least equal the minimum premium, which is based on Issue Age, underwriting class and Specified Amount. No premium payment may be less than $250 ($50 for electronic fund transfers). We will send you premium reminder notices for Planned Premiums and for premiums required to continue the Policy in force. Should Your Policy lapse, You may reinstate it.

You may allocate Your Net Premiums to the Separate Account, the General Account or both Accounts. Net Premiums allocated to the Separate Account must be allocated to one or more of the Divisions of the Separate Account and allocations must be in whole percentages. The variable portion of the Policy is supported by the Divisions You choose and will vary with the investment performance of the associated Portfolios. Net Premiums allocated to the General Account will accumulate at rates of interest We determine. The effective rate of interest will not be less than 4% per year.

The Separate Account
--------------------------------------------------------------------------------

The Separate Account underlying the Policy is JPF Separate Account A. Amounts allocated to the Separate Account are invested in the Portfolios. Each Portfolio is a series of an open-end management investment company whose shares are purchased by the Separate Account to fund the benefits provided by the Policy. The Portfolios, including their investment objectives and their investment advisers, are described in this Prospectus. Complete descriptions of the Portfolios' investment objectives and restrictions and other material information relating to the Portfolios are contained in the Portfolios' prospectuses, which are delivered with this Prospectus.

Separate Account A was established under New Hampshire law on August 20, 1984. Under New Hampshire Insurance Law, the income, gains or losses of the Separate Account are credited without regard to the other income, gains or losses of the Company. These assets are held for Our variable life insurance policies and variable annuities. Any and all distributions made by the Portfolios with respect to shares held by the Separate Account will be reinvested in additional shares at net asset value. The assets maintained in the Separate Account will not be charged with any liabilities arising out of any other business We conduct. We are, however, responsible for meeting the obligations of the Policy to the Policyowner.

No stock certificates are issued to the Separate Account for shares of the Portfolios held in the Separate Account. Ownership of Portfolio shares is documented on the books and records of the Portfolios and of the Company for the Separate Account.

The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 and meets the definition of separate account under the federal securities laws. Such registration does not involve any approval or disapproval by the Commission of the Separate Account or Our management or investment practices or policies. We do not guarantee the Separate Account's investment performance.

Divisions. The Policies presently offer twenty Divisions but may add or delete Divisions. You may invest in a total of 17 Divisions over the life of the Policy. Each Division will invest exclusively in shares of a single Portfolio.

Charges & Fees
--------------------------------------------------------------------------------

> CHARGES & FEES ASSESSED AGAINST PREMIUM

Premium Charges

Before a premium is allocated to any of the Divisions of Separate Account A and the General Account, We will deduct the following fees and charges:

o a state premium tax charge of 2.5% unless otherwise required by state law (1.0% in Oregon and 2.35% in California).

o a federal income tax charge of 1.25% ("Federal DAC Tax Charge") which reimburses Us for Our increased federal tax liability under the federal tax laws. Subject to state law, We reserve the right to increase these tax charges due to changes in the state or federal tax laws that increase Our tax liability.

o a Premium Load, which is guaranteed not to exceed 3% of premium, and which We currently do not intend to assess after the 10th Policy Year.

The state premium tax charge reimburses Us for taxes We pay to states and municipalities in which the Policy is sold. The amount of tax assessed by a state or municipality may be more or less than the charge. We may impose the premium tax charge in states which do not themselves impose a premium tax.


> CHARGES & FEES ASSESSED AGAINST ACCUMULATION VALUE

Charges and fees assessed against the Policy's Accumulation Value can be deducted from any one of the Divisions, the General Account, or pro rata from each of the Divisions and the General Account. If You do not designate one Division, We will deduct the charges pro rata from each of the Divisions and the General Account.

Monthly Deduction

On each Monthly Anniversary Date and on the Policy Date, We will deduct from the Policy's Accumulation Value an amount to cover certain expenses associated with start-up and maintenance of the Policy, administrative expenses, the cost of insurance for the Policy and any optional benefits added by rider.

The Monthly Deduction equals:

i) the Cost of Insurance for the Policy (as described below), plus

ii) a Monthly Administrative Fee of $10, plus

iii) a monthly Acquisition Charge during the first two Policy Years equal to 2% of the Load Basis Amount per month in Policy Year 1 and 1% of Load Basis Amount per month in Policy Year 2, plus

iv) the cost of optional benefits provided by rider.

v) a one-time acquisition charge for any increase in Specified Amount. This charge is an amount per $1,000 of increase in Specified Amount that varies by sex, Attained Age and rating class of the Insured at the time of the increase.

Cost of Insurance. The Cost of Insurance charge is related to Our expected mortality cost for Your basic insurance coverage under the Policy, not including any supplemental benefit provisions that You may elect through a Policy rider.

The Cost of Insurance charge equals (i) multiplied by the result of (ii) minus
(iii) where:

i) is the current Cost of Insurance Rate as described in the Policy;

ii) is the death benefit at the beginning of the policy month divided by
1.0032737 (to arrive at the proper values for the beginning of the month assuming the guaranteed interest rate of 4%); and

iii) is the Accumulation Value at the beginning of the policy month.

The current Cost of Insurance Rate is variable and is based on the Insured's issue age, sex (where permitted by law), rating class, Policy Year and Specified Amount. Because the Accumulation Value and the Death Benefit of the Policy may vary from month to month, the Cost of Insurance charge may also vary on each day a Monthly Deduction is taken. In addition, You should note that the Cost of Insurance charge is related to the difference between the Death Benefit payable under the Policy and the Accumulation Value of the Policy. An increase in the Accumulation Value or a decrease in the Death Benefit may result in a smaller Cost of Insurance charge while a decrease in the Accumulation Value or an increase in the Death Benefit may result in a larger cost of insurance charge.

The Cost of Insurance rate for standard risks will not exceed those based on the 1980 Commissioners Standard Ordinary Mortality Tables Male or Female (1980 Tables). Substandard risks will have monthly deductions based on Cost of Insurance rates which may be higher than those set forth in the 1980 Tables. A table of guaranteed maximum Cost of Insurance rates per $1,000 of the Amount at Risk will be included in each Policy. We may adjust the Monthly Cost of Insurance rates from time to time. Adjustments will be on a class basis and will be based on Our estimates for future factors such as mortality experience, investment earnings, expenses (including reinsurance costs), taxes and the length of time Policies stay in force. Any adjustments will be made on a nondiscriminatory basis. The current Cost of Insurance rate will not exceed the applicable maximum Cost of Insurance rate shown in Your Policy.

Monthly Administrative Expense Charge. The Monthly Deduction amount also includes a monthly administration fee of $10.00. This fee may not be increased.

Acquisition Charge. We will deduct from the Accumulation Value a monthly acquisition charge of 2% of the Load Basis Amount in the first Policy Year and 1% of the Load Basis Amount in the second Policy Year. This charge does not vary with the amount of premium paid. We reserve the right to increase or decrease this charge for policies not yet issued in order to correspond with changes in distribution costs of the Policy. The charge compensates Us for the cost of selling the Policy, including, among other things, agents' commissions, advertising and printing of prospectuses and sales literature. Normally this charge plus the Surrender Charge, discussed below, compensate Us for total sales expenses for the year. To the extent sales expenses in any policy year are not recovered by the Acquisition Charges and the Surrender Charges We collect, We may recover sales expenses from other sources, including profits from the Mortality Risk and Expense Risk Charges.

Charges for Optional Benefits. If You elect any optional benefits by adding riders to the Policy, an optional benefits charge will be included in the Monthly Deduction amount. The amount of the charge will vary depending upon the actual optional benefits selected and is described on each applicable Policy rider.

> CHARGES & FEES ASSESSED AGAINST THE SEPARATE ACCOUNT

Mortality and Expense Risk Charge

We will assess a charge on a daily basis against each Division at a current annual rate of 0.60% in Policy Years 1 through 25 (0.85% guaranteed) and 0.35% in Policy Years 26 and later (0.60% guaranteed) of the value of the Divisions to compensate Us for mortality and expense risks We assume in connection with the Policy. The mortality risk We assume is that Insureds, as a group, may live for a shorter period of time than estimated and that We will, therefore, pay a Death Benefit before collecting a sufficient Cost of Insurance charge. The expense risk assumed is that expenses incurred in issuing and administering the Policies and operating the Separate Account will be greater than the administrative charges assessed for such expenses.

The Separate Account is not subject to any taxes. However, if taxes are assessed against the Separate Account, We reserve the right to assess taxes against the Separate Account Value.

Administrative Charge for Transfers or Withdrawal

We will impose an Administrative Fee of $50 for each transfer among the Divisions of the Separate Account or the General Account, after the first 12 transfers in a Policy Year (up to a maximum of 20). We will also charge an Administrative Fee on withdrawals equal to the lesser of 2% of the withdrawal amount or $50.

> CHARGES ASSESSED AGAINST THE UNDERLYING FUNDS

Following are the investment advisory and sub-investment management fees, paid by each of the Funds as a percentage of average net assets.

Jefferson Pilot Variable Fund

                                  World Growth Stock,
                                  Global Hard Assets,
                                    Small Company,                   S&P
    Average Daily       Money     Growth and Income,    Capital      500
     Net Assets        Market        and Balanced        Growth     Index
     ----------        ------        ------------        ------     -----
First $200 million      .50%             .75%            1.00%      .24%
Next $1.1 billion       .45%             .70%             .95%      .24%
Over $1.3 billion       .40%             .65%             .90%      .24%

    Average Daily       Emerging       High Yield      International
     Net Assets          Growth     Bond and Growth       Equity
     ----------          ------     ---------------       ------
First $200 million        .80%            .75%             1.00%
Next $1.1 billion         .75%            .75%             1.00%
Over $1.3 billion         .70%            .75%             1.00%

The compensation of the Sub-Investment Managers is paid directly from the investment management fees of JP Investment Advisory and is set forth in the table below as an annual percentage of the average daily net assets of the Portfolio managed:

                              Sub-Investment Manager Fees
                              ---------------------------
                                 Templeton   Van Eck     Lord
                        Janus      World     Global     Abbett      Barclays
    Average Daily      Capital    Growth      Hard       Small       S&P 500
     Net Assets        Growth      Stock     Assets     Company       Index
     ----------        ------      -----     ------     -------    ---------
First $200 million      .70%       .50%       .50%       .50%         .05%
Next $1.1 billion       .65%       .45%       .45%       .45%         .05%
Over $1.3 billion       .60%       .40%       .40%       .40%         .05%

                       Warburg      MFS        MFS        MFS
                        Growth    Emerging    Money      High      Janus
     Net Assets        & Income    Growth     Market     Yield    Balanced
     ----------        --------    ------     ------     -----    --------
First $100 Million       .50%       .40%       .30%      .40%       .55%
Next $100 million        .50%       .40%       .30%      .40%       .50%
Next $200 million        .50%       .40%       .25%      .40%       .50%
Over $400 million        .50%       .40%       .25%      .40%       .50%

                                           Lombard Odier
                               Strong      International
     Net Assets                Growth         Equity
     ----------                ------         ------
First $25 million               .60%           .50%
Next $75 million                .50%           .50%
Next $50 million                .40%           .50%
Over $150 million               .30%           .50%

Templeton International Fund: Class 2.

   Average Daily
    Net Assets
    ----------
First $200 million             .75%
Next $1.1 billion              .675%
Over $1.3 billion              .60%

Class 2 of the Templeton International Fund has a distribution plan or "Rule 12b-1 Plan" under which it pays the Distributor 0.25% per year of average net assets invested in the fund's Class 2 shares.

Fidelity VIP and VIP II

                                                Total
                       Management    Other     Annual
    Fidelity VIP          Fee       Expenses  Expenses
    ------------          ---       --------  --------
Equity Income             .49%        .08%      .57%
Growth                    .59%        .07%      .66%

Fidelity VIP II
---------------
Contrafund                .59%        .07%      .66%

MFS Research Series and MFS Utilities Series: 0.75% of average daily net assets.

Oppenheimer Strategic Bond Fund/VA: 0.74% of average daily net assets.

Oppenheimer Bond Fund/VA: 0.80% of average daily net assets.

Certain of the unaffiliated Portfolio advisers reimburse the Company for administrative costs incurred in connection with administering the Funds as variable funding options under the Policy (MFS--0.15%, Oppenheimer--0.10% for the Bond Fund and 0.15% for the Strategic Bond Fund; all reimbursements are expressed as a percentage of average daily net assets under management). These reimbursements are paid by the advisers and are not charged to the Portfolios.

For further details on each Portfolio's expenses please refer to that Portfolio's prospectus. Additional copies of each Portfolio's prospectus and the Statement of Additional Information for each Portfolio may be obtained free of charge by calling (800)-258-3648 x7719.

> CHARGES DEDUCTED UPON SURRENDER

If You surrender the Policy, reduce the Specified Amount, or the Policy lapses during the first nine Policy Years, We will assess a contingent deferred sales charge, which will be deducted from the Policy's Accumulation Value. This charge is imposed in part to recover distribution expenses and in part to recover certain first year administrative costs. The initial Surrender Charge is based on the Specified Amount and varies with the Issue Age, risk classification and, in most states, sex of the Insured. It will be specified in Your Policy and will be in compliance with each state's nonforfeiture law.

The Surrender Charge in any given Policy Year will equal a percentage of the initial Surrender Charge as follows:

                                                       Surrender Charge
                                                       as Percentage of
                                                       Initial Surrender
Policy Year                                                 Charge*
-----------                                                 -------
   0-5                                                        100%
    6                                                          80%
    7                                                          60%
    8                                                          40%
    9                                                          20%
   10+                                                          0%

* May be lower at some ages

We will not assess a Surrender Charge after the ninth Policy Year. A pro rata portion of any Surrender Charge will be assessed upon withdrawal or reduction in the Specified Amount. The Policy's Accumulation Value will be reduced by the amount of any withdrawal or reduction in Specified Amount plus any applicable pro rata Surrender Charge.

> SURRENDER CHARGES ON SURRENDERS AND WITHDRAWALS

All applicable Surrender Charges are imposed on Surrenders.

We will impose a pro rata Surrender Charge on Withdrawals. The pro rata Surrender Charge will equal the amount of the Specified Amount reduction associated with the withdrawal divided by the Specified Amount before the reduction. We will reduce any applicable remaining Surrender Charges by the same proportion. A transaction charge equal to the lesser of 2% of the Withdrawal Amount or $50 will be deducted from the amount of each Withdrawal. (See "Withdrawals") The Surrender Charge does not apply to Policy loans.

We will also impose a pro rata Surrender Charge on Decreases in Specified Amount. The pro rata portion will equal the amount of the Decrease in Specified Amount divided by the Specified Amount before the Decrease.

Other Charges

We reserve the right to charge the assets of each Division to provide for any income taxes or other taxes payable by Us on the assets attributable to that Division. Although We currently make no charge, we reserve the right to charge You an administrative fee, not to exceed $50, to cover the cost of preparing any additional illustrations of current Cash Values and current mortality assumptions which you may request after the Policy Date.

Allocation of Premiums
--------------------------------------------------------------------------------

You may allocate all or a part of Your Net Premiums to the Divisions currently available under Your Policy or You may allocate all or a part of Your Net Premiums to the General Account.

THE PORTFOLIOS

The Separate Account currently invests in shares of the Portfolios listed below. Net Premiums applied to the Separate Account will be invested in the Portfolios in accordance with Your selection. Portfolios may be added or withdrawn as permitted by applicable law. We reserve the right to limit the total number of Portfolios You may elect to 17 over the lifetime of the Policy or to increase the total number of Portfolios You may elect. Shares of the Portfolios are not sold directly to the general public. Each of the Portfolios is available only through the purchase of variable annuities or variable life insurance policies (See Mixed and Shared Funding).

The investment results of the Portfolios, whose investment objectives are described below, are likely to differ significantly. There is no assurance that any of the Portfolios will achieve their respective investment objectives. Investment in some of the Portfolios involves special risks, which are described in their respective prospectuses. You should read the prospectuses for the Portfolios and consider carefully, and on a continuing basis, which Portfolio or combination of Portfolios is best suited to Your long-term investment objectives. Except where otherwise noted, all of the Portfolios are diversified, as defined in the Investment Company Act of 1940.

o JPVF International Equity Portfolio seeks long-term capital appreciation through investments in securities whose primary trading markets are outside the United States.

o JPVF World Growth Stock Portfolio seeks to achieve long-term capital growth through a policy of investing primarily in stocks of companies organized in the United States or in any foreign nation. A portion of the Portfolio may also be invested in debt obligations of companies and governments of any nation. Any income realized will be incidental.

o JPVF Global Hard Assets Portfolio seeks long-term capital appreciation by investing globally, primarily in "Hard Asset Securities". Hard Asset Securities include equity and debt securities of "Hard Asset Companies", that are directly or indirectly engaged in the exploration, development, production or distribution of one or more of the following: precious metals; ferrous and non-ferrous metals; oil and gas, petroleum, petrochemicals or other hydrocarbons; forest productions; real estate; and other basic non-agricultural commodities. Income is a secondary consideration.

o JPVF Emerging Growth Portfolio seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Portfolio's investment objective of long-term growth.

o JPVF Capital Growth Portfolio seeks capital growth. Realization of income is not a significant investment consideration and any income realized will be incidental.

o JPVF Small Company Portfolio seeks to achieve growth of capital. The Portfolio pursues its objective by investing primarily in a diversified portfolio of equity securities issued by small companies, which are defined as companies with market capitalization equal to or less than the largest company in the Russell 2000(R) Index.

o JPVF Growth Portfolio seeks capital growth by investing primarily in equity securities that the Sub-Investment Manager believes have above-average growth prospects.

o JPVF Growth and Income Portfolio seeks long-term growth of capital by investing primarily in a wide range of equity issues that may offer capital appreciation and, secondarily, seeks a reasonable level of current income.

o JPVF Balanced Portfolio seeks reasonable current income and long-term capital growth, consistent with conservation of capital, by investing primarily in common stocks and fixed income securities.

o JPVF S&P 500 Index Portfolio seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500.

o JPVF High Yield Bond Portfolio seeks a high level of current income by investing primarily in corporate obligations with emphasis on higher yielding, higher risk, lower-rated or unrated securities. These securities may be considered speculative and involve greater risks, including risk of default, than higher rated securities.

o JPVF Money Market Portfolio seeks to achieve as high a level of current income as is consistent with preservation of capital and liquidity. An investment in the Money Market Portfolio is neither insured nor guaranteed by the U.S. Government.

o Fidelity Variable Insurance Products Fund--Growth Portfolio seeks capital appreciation by investing primarily in common stocks.

o Fidelity Variable Insurance Products Fund--Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Fund will also consider the potential for capital appreciation.

o Fidelity Variable Insurance Products Fund II--Contrafund Portfolio seeks maximum total return over the long term by investing its assets mainly in equity securities of companies that are undervalued or out-of-favor.

o MFS Variable Insurance Trust--Research Series seeks to provide long-term growth of capital and future income by investing a substantial proportion of its assets in equity securities of companies believed to possess better-than-average prospects for long-term growth.

o MFS Variable Insurance Trust--Utilities Series seeks capital growth and current income (incomes above that available from a portfolio invested entirely in equity securities) by investing, under normal circumstances, at least 65% (but up to 100% at the discretion of the Adviser) of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

o Oppenheimer Variable Account Funds--Strategic Bond Fund/VA seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities. The Portfolio intends to invest principally in: (i) foreign government and corporate debt securities, (ii) U.S. Government securities, and (iii) lower-rated high yield domestic debt securities, commonly known as "junk bonds", which are subject to a greater risk of loss of principal and nonpayment of interest than higher-rated securities. These securities may be considered to be speculative.

o Oppenheimer Variable Account Funds--Bond Fund/VA primarily seeks a high level of current income from investment in high yield, fixed-income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, this Portfolio seeks capital growth when consistent with its primary objective.

o     Templeton Variable Product Series Fund--Templeton International Fund:
      Class 2 seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States. Any income realized will be incidental. Although the Templeton International Fund generally invests in common stock, it may also invest in preferred stocks and certain debt securities such as convertible bonds which are rated in any category by Standard & Poor's Corporation or Moody's Investors Service, Inc. or which are unrated by any rating agency.

Some of the above Portfolios may use instruments known as derivatives as part of their investment strategies, as described in their respective prospectuses. The use of certain derivatives such as inverse floaters and principal on debt instruments may involve higher risk of volatility to a Portfolio. The use of leverage in connection with derivatives can also increase risk of losses. See the prospectus for the Portfolio for a discussion of the risks associated with an investment in those Portfolios. You should refer to the accompanying prospectuses of the Portfolios for more complete information about their investment policies and restrictions.

> INVESTMENT ADVISERS FOR EACH OF THE FUNDS:

Jefferson Pilot Variable Fund, Inc. ("JPVF")

The investment manager to JPVF is Jefferson Pilot Investment Advisory Corporation ("JP Investment Advisory"), an affiliate of Ours. JP Investment Advisory and JPVF have contracted with nine unaffiliated companies to act as sub-investment managers to the Funds. They are:

o JPVF International Equity Portfolio: Lombard Odier International Portfolio Management Limited ("Lombard Odier")

o JPVF World Growth Stock Portfolio: Templeton Global Advisors Limited ("Templeton")

o     JPVF Global Hard Assets Portfolio: Van Eck Associates Corporation ("Van
      Eck")

o     JPVF Emerging Growth Portfolio: Massachusetts Financial Services Company
      ("MFS")

o     JPVF Capital Growth Portfolio: Janus Capital Corporation ("Janus")

o     JPVF Small Company Portfolio: Lord, Abbett & Co. ("Lord Abbett")

o     JPVF Growth Portfolio: Strong Capital Management, Inc. ("Strong")

o     JPVF Growth and Income Portfolio: Credit Suisse Asset Management, LLC

o     JPVF Balanced Portfolio: Janus

o     JPVF High Yield Bond: MFS

o     JPVF S&P Index 500 Portfolio: Barclays Global Investors

o     JPVF Money Market Portfolio: MFS

Fidelity Variable Insurance Products Fund - Fidelity Management & Research Company ("FMR")

Fidelity Variable Insurance Products Fund II - FMR

MFS Variable Insurance Trust - Massachusetts Financial Services Company ("MFS")

Oppenheimer Variable Account Funds - OppenheimerFunds, Inc. ("Oppenheimer")

Templeton Variable Products Series Fund -Templeton Investment Counsel, Inc. ("TICI")

> MIXED AND SHARED FUNDING; CONFLICTS OF INTEREST

Shares of the Funds are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Policy described in this Prospectus. Because Fund shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Funds simultaneously, since the interests of such Policyowners or contractholders may differ. Although neither the Company nor the Funds currently foresees any such disadvantages either to variable life insurance or to variable annuity Policyowners, each Fund's Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force that Fund to sell portfolio securities at disadvantageous prices.

> FUND ADDITIONS, DELETIONS OR SUBSTITUTIONS

The Company reserves the right, subject to compliance with appropriate state and federal laws, to add, delete or substitute shares of another Portfolio or Fund for Portfolio shares already purchased or to be purchased in the future for the Division in connection with the Policy. The Company may substitute shares of one Portfolio for shares of another Portfolio if, among other things, (a) it is determined that a Portfolio no longer suits the purpose of the Policy due to a change in its investment objectives or restrictions; (b) the shares of a Portfolio are no longer available for investment; or (c) in the Company's view, it has become inappropriate to continue investing in the shares of the Portfolio. Substitution may be made with respect to both existing investments and the investment of any future premium payments. However, no substitution of securities will be made without prior notice to Policyowners, and without such prior approval of the SEC or other regulatory authorities as may be necessary, all to the extent required and permitted by the Investment Company Act of 1940 or other applicable law.

We also reserve the right to make the following changes in the operation of the Separate Account and the Divisions;

(a) to operate the Separate Account in any form permitted by law;

(b) to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

(c) to transfer assets from one Division to another, or from any Division to our general account;

(d) to add, combine, or remove Divisions in the Separate Account;

(e) to assess a charge for taxes attributable to the operation of the Separate Account or for other taxes, described in "Charges and Fees--Other Charges" on page 10 above; and

(f) to change the way We assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

Portfolio shares are subject to certain investment restrictions which may not be changed without the approval of the majority of the Portfolios' shareholders. See accompanying Prospectus for the Portfolios.

> GENERAL ACCOUNT

Interests in the General Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended and the General Account has not been registered as an investment company under the 1940 Act. However, disclosure in this Prospectus regarding the General Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Prospectus relating to the Fixed Account has not been reviewed by the SEC.

The General Account is a fixed funding option available under the Policy. We guarantee a minimum interest rate of 4.0% on amounts in the General Account and assume the risk of investment gain or loss. The investment gain or loss of the Separate Account or any of the Portfolios does not affect the General Account Value.

The General Account is secured by the general assets of the Company. The general assets of the Company include all assets of the Company other than those held in separate accounts sponsored by the Company or its affiliates. The Company will invest the assets of the General Account in those assets chosen by the Company, as allowed by applicable law. Investment income of such General Account assets will be allocated by the Company between itself and those policies participating in the General Account.

The Company guarantees that, at any time, the General Account Value of Your Policy will not be less than the amount of the Net Premiums allocated to the General Account, plus any monthly accumulation value adjustment, plus interest at an annual rate of not less than 4.0%, less the amount of any Withdrawals, Policy Loans or Monthly Deductions, plus interest at an annual rate of not less than 4.0%.

If You do not accept the Policy issued as applied for or you exercise Your "free look" option, no interest will be credited and We will retain any interest earned on the Initial Net Premium.

Policy Choices
--------------------------------------------------------------------------------

> GENERAL

The Policy is designed to provide the Insured with lifetime insurance protection and to provide You with flexibility in amount and frequency of premium payments and level of life insurance proceeds payable under the Policy. It provides life insurance coverage on the Insured with a Death Benefit payable on the Insured's Death. You are not required to pay scheduled premiums to keep the Policy in force and You may, subject to certain limitations, vary the frequency and amount of premium payments.

To purchase a Policy, You must complete an application and submit it to Us through the agent selling the Policy. You must furnish satisfactory evidence of insurability. The Insured under the Policy must generally be under age 85 at the time the application for the Policy is submitted. For ages 15 and over, the Insured's smoking status is reflected in the current cost of insurance rates. Policies issued in certain States will not directly reflect the Insured's sex in either the premium rates or the charges or values under the Policy. We may reject an application for any reason.

The minimum Specified Amount at issue is $25,000. We reserve the right to revise Our rules to specify different minimum Specified Amounts at issue. We may reinsure all or a portion of the Policy.

> PREMIUM PAYMENTS

The Policy is a flexible premium life insurance policy. This means that You may decide when to make premium payments and in what amounts. You must pay your premiums to Us at our home office or through one of Our authorized agents for forwarding to Us. There is no fixed schedule of premium payment on the Policy either as to amount or frequency. You may determine, within certain limits, Your own premium payment schedule. No payment may be less than $250 ($50 for electronic fund transfers). The Policy has a minimum premium period of 5 years.

If You pay the Minimum Annual Premium, We guarantee that the Policy will stay in force throughout the minimum premium period, even if the Surrender Value is insufficient to pay a Monthly Deduction. The minimum initial premium will equal the Minimum Annual Premium, divided by 4.

In order to help You obtain the insurance benefits You desire, We will state a Planned Periodic Premium and Premium Frequency in the Policy. This premium will generally be based on Your insurance needs and financial abilities, the Specified Amount of the Policy and the Insured's age, sex and risk class. You are not required to pay Planned Periodic Premiums. If you do not pay a Planned Periodic Premium, Your Policy will not lapse, so long as the Policy's Surrender Value is sufficient to pay the Monthly Deduction. Payment of the Planned Periodic Premiums will not guarantee that Your Policy will remain in force. (See "Grace Period")

> MODIFIED ENDOWMENT CONTRACT

The Policy will be allowed to become a Modified Endowment contract under the Internal Revenue Code only with Your consent. Otherwise, if at any time the premiums paid under the Policy exceed the limit for avoiding modified endowment contract status, We will refund the excess premium to You with interest within 60 days after the end of the Policy Year in which the premium was received. If, for any reason, We do not refund the excess premium within that 60-day period, We will hold the excess premium in a separate deposit fund and credit it with interest until refunded to You. The interest rate used on any refund, or credited to the separate deposit fund created by this provision, will be the excess premium's pro rata rate of return on the contract until the date We notify You that the excess premium and the earnings on such excess premium have been removed from the Policy. After the date of such notice, the interest rate paid on the separate deposit fund will be such rate as We may declare from time to time on advance premium deposit funds. We may also notify You of other options available to You to keep the Policy in compliance.

> COMPLIANCE WITH THE INTERNAL REVENUE CODE

The Policy is intended to qualify as life insurance under the Internal Revenue Code. The Death Benefit provided by the Policy is intended to qualify for the federal income tax exclusion. If at any time the premium paid under the Policy exceeds the amount allowable for such qualification, We will refund the excess premium to You with interest within 60 days after the end of the Policy Year in which it was received. If, for any reason, We do not refund the excess premium within the 60-day period, such amount will be held in a separate deposit fund and will be credited with interest until refunded to You. The interest rate used on any refund, or credited to the separate deposit fund created by this provision, will be the excess premium's pro rata rate of return on the contract until the date We notify You that the excess premium and the earnings on such excess premium have been removed from the Policy. After the date of such notice, the interest rate paid on the separate deposit fund will be such rate as We may declare from time to time on advance premium deposit funds.

We also reserve the right to refuse to make any change in the Specified Amount or the Death Benefit Option or any other change if such change would cause the policy to fail to qualify as life insurance under the Code.

Backdating

Under limited circumstances, We may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed but no earlier than six months prior to state approval of the Policy. Backdating may be desirable so that You can purchase a particular Policy Specified Amount for lower Cost of Insurance Rate based on a younger insurance age. For a backdated Policy, We will assess policy fees and charges from the Policy Date. Backdating of Your Policy will not affect the date on which Your premium payments are credited to the Separate Account.

Allocation of Premiums

We will allocate premium payments, net of the premium tax charge, Federal DAC tax charge and Premium Load, plus interest earned prior to the Allocation Date, among the General Account and the divisions of the Separate Account in accordance with Your directions to Us. The minimum percentage of any net premium payment allocated to any division or the General Account is 5% and allocation percentages must be in whole numbers only. Your initial premium (including any interest) will be allocated, as You instructed, on the Allocation Date. Your subsequent premiums will be allocated as of the date they are received in Our Home Office. Prior to the Allocation Date, the initial net premium, and any other premiums received, will be allocated to the General Account. (See "Right of Policy Examination")

You may change Your premium allocation instructions at any time. Your request may be written or by telephone, so long as the proper telephone authorization is on file with Us. Allocations must be changed in whole percentages. The change will be effective as of the date of the next premium payment after You notify Us. We will send You confirmation of the change. (See "Transfers and Allocations to Funding Options")

> DEATH BENEFIT OPTIONS

At the time of purchase, You must choose between the available Death Benefit Options. The amount payable upon the Death of the Insured depends upon which Death Benefit Option You choose.

      Option 1: The Death Benefit will be the greater of the current Specified Amount or the Accumulation Value on the Death of the Insured multiplied by the corridor percentage, as described below.

      Option 2: The Death Benefit equals the greater of the current Specified Amount plus the Accumulation Value on the Death of the Insured or the Accumulation Value on the date of death multiplied by the corridor percentage, as described below.

The corridor percentage is used to determine a minimum ratio of Death Benefit to Accumulation Value. This is required to qualify the Policy as life insurance under the federal tax laws.

Death Benefit Qualification Test

You will also choose between the two Death Benefit qualification tests, the cash value accumulation test and the guideline premium test. Once You have made your choice, the Death Benefit qualification test cannot be changed.

The guideline premium test limits the amount of premium payable for an Insured of a particular age and sex. It also applies a prescribed corridor percentage to determine a minimum ratio of Death Benefit to Accumulation Value.

Following are the Corridor Percentages under the Guideline Premium Test:

Corridor Percentages (Attained Age of the Insured at the Beginning of the Contract Year)

   Age        %      Age       %       Age       %      Age       %
   ---       ---     ---      ---      ---      ---     ---      ---
   0-40      250%     50      185%      60      130%     70      115%
    41       243      51      178       61      128      71      113
    42       236      52      171       62      126      72      111
    43       229      53      164       63      124      73      109
    44       222      54      157       64      122      74      107
    45       215      55      150       65      120    75-90     105
    46       209      56      146       66      119      91      104
    47       203      57      142       67      118      92      103
    48       197      58      138       68      117      93      102
    49       191      59      134       69      116      94+     101

The cash value accumulation test requires that the Death Benefit be sufficient to prevent the Accumulation Value, as defined in Section 7702 of the Code, from ever exceeding the net single premium required to fund the future benefits under the Policy. If the Accumulation Value is ever greater than the net single premium at the Insured's age and sex for the proposed Death Benefit, the Death Benefit will be automatically increased by multiplying the Accumulation Value by a corridor percentage that is defined as $1000 divided by the net single premium.

The tests differ as follows:

(1) the guideline premium test limits the amount of premium that You can pay into Your Policy; the cash value accumulation test does not.

(2) the factors that determine the minimum Death Benefit relative to the Policy's Accumulation Value are different. Required increases in the minimum Death Benefit due to growth in Accumulation Value will generally be greater under the cash value accumulation test.

(3) If You wish to pay premiums in excess of the guideline premium test limitation, You should elect the cash value accumulation test. If you do not wish to pay premiums in excess of the guideline premium test limitations, You should consider the guideline premium test.

You should consult with a qualified tax adviser before choosing the Death Benefit Qualification Test.

The following example demonstrates the Death Benefits under Options 1 and 2 for the cash value accumulation test and the guideline premium test. The example shows an Ensemble III Policy issued to a male, non-smoker, Age 45, at the time of calculation of the Death Benefit. The Policy is in its 10th Policy Year and there is no outstanding Policy Debt.

                                        Cash Value Accumulation    Guideline Premium
                                                  Test                    Test
                                        -----------------------    -----------------
Specified Amount .......................       100,000                  100,000
Accumulation Value .....................        52,500                   52,500
Corridor Percentage ....................           294%                     215%
Death Benefit Option I .................       154,088                  112,875
Death Benefit Option II ................       154,088                  152,500

Under any of the Death Benefit Options, the Death Benefit will be reduced by a Withdrawal. (See "Withdrawals") The Death Benefit payable under any of the Options will also be reduced by the amount necessary to repay the Policy Debt in full and, if the Policy is within the Grace Period, any payment required to keep the Policy in force.

The Death Benefit will be set at 101% of the Cash Value on the Policy Anniversary Date nearest the Insured's Attained Age 100.

After We issue the Policy, You may, subject to certain restrictions, change the Death Benefit selection by sending Us a request in writing. If you change the Death Benefit option from Option 2 to Option 1, the Specified Amount will be increased by the Policy's Accumulation Value on the effective date of the change. If you change the Death Benefit option from Option 1 to Option 2, the Specified Amount will be decreased by the Policy's Accumulation Value on the effective date of the change. We will require evidence of insurability on a request for a change from Option 1 to Option 2.

> TRANSFERS AND ALLOCATIONS TO FUNDING OPTIONS

You may transfer all or part of the Accumulation Value to any other Portfolio or to the General Account at any time. Funds may be transferred between the Portfolios or from the Portfolios to the General Account. We currently permit 12 transfers per year without imposing any transfer charge. For transfers over 12 in any Policy Year, We will impose a transfer charge of $50, which We will deduct on a pro rata basis from the Division or Divisions or the General Account into which the amount is transferred, unless You specify otherwise. We will not impose a Transfer Charge on the transfer of any Net Premium payments received prior to the Allocation Date, plus interest earned, from the General Account to the Divisions on the Allocation Date, or on loan repayments. We will not impose a Transfer Charge for transfers under the Dollar Cost Averaging or Portfolio Rebalancing features. You may currently make up to 20 transfers per Policy Year. We reserve the right to modify transfer privileges and charges.

You may at any time transfer 100% of the Policy's Accumulation Value to the General Account and choose to have all future premium payments allocated to the General Account. After You do this, the minimum period the Policy will be in force will be fixed and guaranteed. The minimum period will depend on the amount of Accumulation Value, the Specified Amount, the sex, Attained Age and rating class of the Insured at the time of transfer. The minimum period will decrease if You choose to surrender the Policy or make a withdrawal. The minimum period will increase if You choose to decrease the Specified Amount, make additional premium payments, or We credit a higher interest rate or charge a lower cost of insurance rate than those guaranteed for the General Account.

Except for transfers in connection with Dollar Cost Averaging, Automatic Portfolio Rebalancing and loan repayments, We allow transfers out of the General Account to the Divisions only once in every 180 days and limit their amount to the lesser of (a) 25% of the Accumulation Value in the General Account not being held as loan collateral, or (b) $100,000. Any other transfer rules, including minimum transfer amounts, also apply. We reserve the right to modify these restrictions.

We will not impose a transfer charge for a transfer of all Accumulation Value in the Separate Account to the General Account. A transfer from the General Account to the Divisions of the Separate Account will be subject to the transfer charge unless it is one of the first 12 transfers in a Policy Year and except for the transfer of any Net Premium payments received prior to the Allocation Date, plus interest earned, from the General Account and loan repayments.

We reserve the right to refuse or restrict transfers made by third-party agents on behalf of Policyowner or pursuant to market timing services when We determine that such transfers will be detrimental to the Portfolios, Policyowner or You.

> TELEPHONE TRANSFERS, LOANS AND REALLOCATIONS

You, your authorized representative, or a member of his/her administrative staff may request a transfer of Accumulation Value or reallocation of premiums (including allocation changes relating to existing Dollar Cost Averaging and Automatic Portfolio Rebalancing programs) either in writing or by telephone. In order to make telephone transfers, You must complete a written telephone transfer authorization form and return it to Us at our Home Office. All transfers must be in accordance with the terms of the Policy. If the transfer instructions are not in good order, the Company will not execute the transfer and You will be notified.

We may also permit loans to be made by telephone, provided that Your authorization form is on file with Us. Only You may request loans by telephone.

We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm that telephone instructions are genuine. Any telephone instructions which We reasonably believe to be genuine will be Your responsibility, including losses arising from any errors in the communication of instructions. As a result of this procedure, You will bear the risk of loss. If We do not use reasonable procedures, as described above, We may be liable for losses due to unauthorized instructions.

> AUTOMATED TRANSFERS (DOLLAR COST AVERAGING AND PORTFOLIO REBALANCING)

Dollar Cost Averaging describes a system of investing a uniform sum of money at regular intervals over an extended period of time. Dollar Cost Averaging is based on the economic fact that buying a security with a constant sum of money at fixed intervals results in acquiring more of the item when prices are low and less of it when prices are high.

You may establish automated transfers of a specific dollar amount (the "Periodic Transfer Amount") on a monthly, quarterly or semi-annual basis from the Money Market Division or the General Account to any other Portfolio or to the General Account. You must have a minimum of $3,000 allocated to either the Money Market Division or the General Account in order to enroll in the Dollar Cost Averaging program. The minimum Periodic Transfer Amount is $250. A minimum of 5% of the Periodic Transfer Amount must be transferred to any specified Division. There is no additional charge for the program. You may start or stop participation in the Dollar Cost Averaging program at any time, but You must give Us at least 30 days' notice to change any automated transfer instructions that are currently in place. We reserve the right to suspend or modify automated transfer privileges at any time.

You may elect an Automatic Portfolio Rebalancing feature which provides a method for reestablishing fixed proportions between various types of investments on a systematic basis. Under this feature, We will automatically readjust the allocation between the Divisions and the General Account to the desired allocation, subject to a minimum of 5% per Division or General Account, on a quarterly, semi-annual or annual basis. There is no additional charge for the program.

You may not elect Dollar Cost Averaging and Automatic Portfolio Rebalancing at the same time. We will make transfers and adjustments pursuant to these features on the Policy's Monthly Anniversary Date in the month when the transaction is to take place, or the next succeeding business day if the Monthly Anniversary Date falls on a holiday or weekend. We must have an authorization form on file before either feature may begin. Transfers under these features are not subject to the transfer fee and do not count toward the 12 free transfers or the 20 transfer maximum currently allowed per year.

Before participating in the Dollar Cost Averaging or Automatic Portfolio Rebalancing programs, You should consider the risks involved in switching between investments available under the Policy. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses. Automatic Portfolio Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Accumulation Value allocated to the better performing segments. Therefore, You should carefully consider market conditions and each Fund's investment policies and related risks before electing to participate in the Dollar Cost Averaging or Automatic Portfolio Rebalancing programs.

Policy Values
--------------------------------------------------------------------------------

> ACCUMULATION VALUE

The Accumulation Value of Your Policy is determined on a daily basis. Accumulation Value is the sum of the values in the Divisions plus the value in the General Account. We calculate Your Policy's Accumulation Value in the Divisions by units and unit values under the Policies. Your Policy's Accumulation Value will reflect the investment experience of the Divisions investing in the Portfolios, any additional net premiums paid, any withdrawals, any policy loans, and any charges assessed in connection with the Policy. We do not guarantee Accumulation Values in the Separate Account as to dollar amount.

On the Allocation Date, the Accumulation Value in the Separate Account (the "Separate Account Value") equals the initial premium payments, less the premium load and the State Premium Tax and Federal DAC Tax Charges, plus interest earned prior to the Allocation Date, and less the Monthly Deduction for the first policy month. We will establish the initial number of units credited to the Separate Account for Your Policy on the Allocation Date. At the end of each Valuation Period thereafter, the Accumulation Value in a Division is

(i) the Accumulation Value in the Division on the preceding Valuation Date multiplied by the net investment factor, described below, for the current Valuation Period, plus

(ii) any Net Premium We receive during the current Valuation Period which is allocated to the Division, plus

(iii) all Accumulation Value transferred to the Division from another Division or the General Account during the current Valuation Period, minus

(iv) the Accumulation Value transferred from the Division to another Division or the General Account and Accumulation Value transferred to secure a Policy Debt during the current Valuation Period, minus

(v) all withdrawals from the Division during the current Valuation Period.

Whenever a Valuation Period includes the Monthly Anniversary Date, the Separate Account Value at the end of such period is reduced by the portion of the monthly deduction and increased by any Accumulation Value Adjustment allocated to the Divisions.

We will calculate a guaranteed monthly Accumulation Value Adjustment at the beginning of the second Policy Year and every Policy Year thereafter. The adjustment will be allocated among the General Account and the Divisions in the same proportion as premium payments. The adjustment is calculated as (i) multiplied by the total of (ii) plus (iii) minus (iv), but not less than zero, where:

(i) is the lesser of .40% and the excess of the mortality and expense risk charge currently assessed over .20% in Policy Years 2 through 25 and the lesser of .25% and the excess of the mortality and expense risk charge currently assessed over .10% in Policy Years 26 and thereafter;

(ii) is the amount allocated to the Divisions at the beginning of the Policy
Year;

(iii) is the Type B loan balance at the beginning of the Policy Year; and

(iv) is the Guideline Single Premium at issue under Section 7702 of the Code.

See "Policy Loans" for a description of Type B loans.

> Unit Values

We credit Units to You upon allocation of Net Premiums to a Division. Each Net Premium payment you allocate to a Division will increase the number of units in that Division. We credit both full and fractional units. We determine the number of units and fractional units by dividing the Net Premium payment by the unit value of the Division to which You have allocated the payment. We determine each Division's unit value on each Valuation Date. The number of units credited to Your Policy will not change because of subsequent changes in unit value. The number is increased by subsequent contributions or transfers allocated to a Division, and decreased by charges and withdrawals from that Division. The dollar value of each Division's units will vary depending on the investment performance of the corresponding Portfolio, as well as any expenses charged directly to the Separate Account.

The initial Unit Value of each Division's units was $10.00. Thereafter, the Unit Value of a Division on any Valuation Date is calculated by multiplying the Division's Unit Value on the previous Valuation Date by the Net Investment Factor for the Valuation Period then ended.

> Net Investment Factor

The Net Investment Factor measures each Division's investment experience and is used to determine changes in Unit Value from one Valuation Period to the next. We calculate the Net Investment Factor by dividing (1) by (2) and subtracting
(3) from the result, where:

(1) is the sum of:

(a) the Net Asset Value of a Fund share held in the Separate Account for that Division determined at the end of the current Valuation Period; plus

(b) the per share amount of any dividend or capital gain distributions made for shares held in the Separate Account for that Division if the ex-dividend date occurs during the Valuation Period;

(2) is the Net Asset Value of a Fund share held in the Separate Account for that Division determined as of the end of the preceding Valuation Period; and

(3) is the daily charge representing the Mortality & Expense Risk Charge. This charge is equal, on an annual basis, to a percentage of the average daily Net Asset Value of Fund shares held in the Separate Account for that Division.

Because the Net Investment Factor may be greater than, less than or equal to 1, values in a Division may increase or decrease from Valuation Period to Valuation Period.

The General Account Value reflects amounts allocated to the General Account through payment of premiums or transfers from the Separate Account, plus interest credited to those amounts. Amounts allocated to the General Account, and interest thereon, are guaranteed; however there is no assurance that the Separate Account Value of the Policy will equal or exceed the Net Premiums paid and allocated to the Separate Account.

You will be advised at least annually as to the number of Units which remain credited to the Policy, the current Unit Values, the Separate Account Value, the General Account Value, and the Accumulation Value.

> SURRENDER VALUE

The Surrender Value of the Policy is the amount You can receive in cash by surrendering the Policy. The Surrender Value will equal (a) the Accumulation Value on the date of surrender; less (b) the Surrender Charge; less (c) the Policy Debt. (See Charges Deducted Upon Surrender)

Policy Rights
--------------------------------------------------------------------------------

> SURRENDERS

By Written Request, You may surrender the Policy for its Surrender Value at any time while the Insured is alive. All insurance coverage under the Policy will end on the date of the Surrender. All or part of the Surrender Value may be applied to one or more of the Settlement Options described in this Prospectus or in any manner to which We agree and that We make available. (See Right to Defer Payment, Policy Settlement and Payment of Benefits)

WITHDRAWALS

By Written Request, You may, at any time after the expiration of the Free Look Period, make withdrawals from the Policy. A $50 Charge will be deducted from the amount of the Cash Value which You withdraw. We will also deduct a pro rata Surrender Charge. The minimum amount of any withdrawal after the $50 charge is applied is $500. The amount You withdraw cannot exceed the Surrender Value.

Withdrawals will generally affect the Policy's Accumulation Value, Cash Value and the life insurance proceeds payable under the Policy as follows.

o     The Policy's Cash Value will be reduced by the amount of the withdrawal;

o The Policy's Accumulation Value will be reduced by the amount of the withdrawal plus any applicable pro rata Surrender Charge;

o Life insurance proceeds payable under the Policy will generally be reduced by the amount of the withdrawal plus any applicable pro rata Surrender Charge, unless the withdrawal is combined with a request to maintain the Specified Amount.

The withdrawal will reduce the Policy's values as described in the "Charges Deducted Upon Surrender" section.

If the Death Benefit Option for the Policy is Option 1, a withdrawal will reduce the Specified Amount. However, We will not allow a withdrawal if the Specified Amount will be reduced below $25,000.

If the Death Benefit Option for the Policy is Option 2, a withdrawal will reduce the Accumulation Value, usually resulting in a dollar-per-dollar reduction in the life insurance proceeds payable under the Policy.

You may allocate a withdrawal among the Divisions and the General Account. If you do not make such an allocation, We will allocate the withdrawal among the Divisions and the General Account in the same proportion that the Accumulation Value in each Division and the General Account Value, less any Policy Debt, bears to the total Accumulation Value of the Policy, less any Policy Debt. (See Right to Defer Payment, Policy Changes and Payment of Benefits)

> GRACE PERIOD

Generally, on any Monthly Anniversary Date, if Your Policy's Surrender Value is insufficient to satisfy the Monthly Deduction, we will allow you 61 days of grace for payment of an amount sufficient to continue coverage. We call this "lapse pending status". During the first five policy years, however, if you have paid the required cummulative minimum premiums, Your Policy will not enter the Grace Period regardless of declines in the Surrender Value.

Written notice will be mailed to Your last known address, according to Our records, not less than 61 days before termination of the Policy. This notice will also be mailed to the last known address of any assignee of record.

The Policy will stay in force during the Grace Period. If the Insured dies during the Grace Period, we will reduce the Death Benefit by the amount of any Monthly Deduction due and the amount of any outstanding Policy Debt.

If payment is not made within 61 days after the Monthly Anniversary Day, the Policy will terminate without value at the end of the Grace Period.

> REINSTATEMENT OF A LAPSED OR TERMINATED POLICY

If the Policy terminates as provided in its Grace Period provision, it may be reinstated. To reinstate the Policy, the following conditions must be met:

o     The Policy has not been fully surrendered.

o You must apply for reinstatement within 5 years after the date of termination and before the Insured's Attained Age 100.

o     We must receive evidence of insurability satisfactory to Us.

o We must receive a premium payment sufficient to keep the Policy in force for the current month plus two additional months.

o If a loan was outstanding at the time of lapse, We will require that either You repay or reinstate the loan.

o Supplemental Benefits will be reinstated only with Our consent. (See Grace Period and Premium Payments)

> COVERAGE BEYOND INSURED'S ATTAINED AGE 100

At the Insured's Attained Age 100, We will make several changes to Your Policy. At that point and thereafter, the Specified Amount will equal the current Accumulation Value. The Death Benefit will be set to Option 1 and will equal 101% of the Specified Amount less Policy Debt. We will no longer deduct any Cost of Insurance charges, the Monthly Accumulation Value Adjustment will cease and no new premiums will be accepted.

> RIGHT TO DEFER PAYMENT

Payments of any Separate Account Value will be made within 7 days after Our receipt of Your Written Request. However, We reserve the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange is closed (except holidays or weekends); (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that disposal of the securities held in the Funds is not reasonably practicable or it is not reasonably practicable to determine the value of the Funds' net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. For payment from the Separate Account in such instances, We may defer payment of Full Surrender and Withdrawal Values, any Death Benefit in excess of the current Specified Amount, transfers and any portion of the Loan Value.

Payment of any General Account Value may be deferred for up to six months, except when used to pay amounts due Us.

> POLICY LOANS

We will grant loans at any time after the expiration of the Right of Policy Examination. The amount of the loan will not be more than the Loan Value. Unless otherwise required by state law, the Loan Value for this Policy is 100% of Cash Value at the end of the Valuation Period during which the loan request is received. The maximum amount You can borrow at any time is the Loan Value reduced by any outstanding Policy Debt.

We will usually disburse loan proceeds within seven days from the Date of Receipt of a loan request, although we reserve the right to postpone payments under certain circumstances. See "OTHER MATTERS--Postponement of Payments". We may, in our sole discretion, allow You to make loans by telephone if You have filed a proper telephone authorization form with Us. So long as your Policy is in force and the Insured is living, You may repay your loan in whole or in part at any time without penalty.

Accumulation Value equal to the loan amount will be maintained in the General Account to secure the loan. You may allocate a policy loan among the Divisions of the Separate Account and the existing General Account value that is not already allocated to secure a Policy Loan, and We will transfer Separate Account Value as You have indicated. If you do not make this allocation, the loan will be allocated among the Divisions and the General Account in the same proportion that the Accumulation Value in each Division and the Accumulation Value in the General Account less Policy Debt bears to the total Accumulation Value of the Policy, less Policy Debt, on the date of the loan. We will make a similar allocation for unpaid loan interest due. A policy loan removes Accumulation Value from the investment experience of the Separate Account, which will have a permanent effect on the Accumulation Value and Death Benefit even if the loan is repaid. General Account Value equal to Policy Debt will accrue interest daily at an annual rate of 4%.

We will charge interest on any outstanding Policy Debt with the interest compounded annually. There are two types of loans available. A Type A loan is charged the same interest rate as the interest credited to the amount of the Accumulation Value held in the General Account to secure loans, which is an effective annual rate of 4%. The amount available at any time for a Type A loan is the maximum loan amount, less the Guideline Single Premium at issue, adjusted on a pro rata basis for increases in Specified Amount, as set forth in the Code, less any outstanding Type A loans. Any other loans are Type B loans. A Type B loan is charged an effective annual interest rate of 5%. One loan request can result in both a Type A and a Type B loan. A loan request will first be granted as a Type A loan, to the extent available, and then as a Type B loan. Once a loan is granted, it remains a Type A or Type B loan until it is repaid. Interest is due and payable at the end of each Policy Year and any unpaid interest due becomes loan principal.

If Policy Debt exceeds Cash Value, We will notify You and any assignee of record. You must make a payment within 61 days from the date Policy Debt exceeds Cash Value or the Policy will lapse and terminate without value (See "Grace Period"). If this happens, You may be taxed on the total appreciation under the Policy. However, You may reinstate the Policy, subject to proof of insurability and payment of a reinstatement premium. See "Reinstatement of a Lapsed Policy".

You may repay the Policy Debt, in whole or in part, at any time during the Insured's life, so long as the Policy is in force. The amount necessary to repay all Policy Debt in full will include any accrued interest. If there is any Policy Debt, We will apply payments received from you as follows: We will apply payments as premium in the amount of the Planned Periodic Premium, received at the Premium Frequency, unless You specifically designate the payment as a loan repayment. We will apply payments in excess of the Planned Periodic Premium or payments received other than at the Premium Frequency, first as policy loan repayments, then as premium when you have repaid the Policy Debt.

If You have both a Type A and a Type B loan, we will apply repayments first to the Type B loan and then to the Type A loan. Upon repayment of all or part of the Policy Debt, We will transfer the Policy's Accumulation Value securing the repaid portion of the debt in the General Account to the Divisions and the General Account in the same proportion in which the loan was taken.

An outstanding loan amount will decrease the Surrender Value available under the Policy. For example, if a Policy has a Surrender Value of $10,000, You may take a loan of 100% or $10,000, leaving a new Surrender Value of $0. If a loan is not repaid, the decrease in the Surrender Value could cause the Policy to lapse. In addition, the Death Benefit will be decreased because of an outstanding Policy Loan. Furthermore, even if You repay the loan, the amount of the Death Benefit and the Policy's Surrender Value may be permanently affected since the Loan Value is not credited with the investment experience of the Funds.

> POLICY CHANGES

You may make changes to Your Policy, as described below, by submitting a Written Request to Our Home Office. Supplemental Policy Specification pages and/or a notice confirming the change will be sent to You once the change is completed.

Increase or Decrease in Specified Amount

You may increase the Specified Amount at any time after the Policy has been issued or you may decrease the Specified Amount of this Policy after the 1st Policy Year, so long as You are under attained age 100 and You send Us a written request and the Policy to Our home office. However:

o     Any increase or decrease must be at least $25,000

o     Any increase or decrease will affect Your cost of insurance charge

o     Any increase or decrease may affect the monthly Accumulation Value
      Adjustment

o     We may require evidence of insurability for an increase

o Any increase will affect the amount available for a Type A loan, but a decrease will not have any such effect

o Any increase will be effective on the Monthly Anniversary Date after the Date of Receipt of the request

o We will assess a charge against the Accumulation Value on the Monthly Anniversary Date that an increase takes effect. This charge is an amount per $1000 of increase in Specified Amount, which varies by sex, attained age, and rating class of the Insured at the time of the increase

o     We will assess a pro rata surrender charge on decreases

o     Any decrease may result in federal tax implications (See "Federal Tax
      Matters")

o     No decrease may decrease the Specified Amount below $25,000.

o Any decrease will first apply to coverage provided by the most recent increase, then to the next most recent, and so on, and finally to the coverage under the original application

Change in Death Benefit Option

Any change in the Death Benefit Option is subject to the following conditions:

o The change will take effect on the Monthly Anniversary Date on or next following the date on which Your Written Request is received.

o     There will be no change in the Surrender Charge.

o     Evidence of insurability may be required.

o Changes from Option 1 to 2 will be allowed at any time while this Policy is in force, subject to evidence of insurability satisfactory to Us. The Specified Amount will be reduced to equal the Specified Amount less the Accumulation Value at the time of the change.

If the change decreases the Specified Amount below the minimum of $25,000, We will increase the Specified Amount to $25,000.

Changes from Option 2 to 1 will be allowed at any time while this Policy is in force. The new Specified Amount will be increased to equal the Specified Amount plus the Accumulation Value as of the date of the change. (See Surrender Charge and Right of Policy Examination)

> RIGHT OF POLICY EXAMINATION ("FREE LOOK PERIOD")

The Policy has a free look period during which You may examine the Policy. If for any reason You are dissatisfied, You may return the Policy to Us at Our Service Office or to Our representative within 10 days of delivery of the Policy to You (or within a different period if required by State law). Return the Policy to Jefferson Pilot Financial Insurance Company at One Granite Place, Concord, New Hampshire 03301. Upon its return, the Policy will be deemed void from its beginning. We will return to You within seven days all payments We received on the Policy. Prior to the Allocation Date, We will hold the initial Net Premium, and any other premiums we receive, in Our General Account. We will retain any interest earned if the Free Look right is exercised, unless otherwise required by State law.

> SUPPLEMENTAL BENEFITS

The supplemental benefits currently available as riders to the Policy include the following:

o Supplemental Coverage Rider--allows for scheduled annual increases in Specified Amount, subject to the terms of the rider.

o Additional Specified Amount Rider--provides added protection benefit on the Insured, subject to the terms of the rider.

These riders may not be available in all states.

Other riders for supplemental benefits may become available under the Policy from time to time. The charges for each of these riders are described in Your Policy.

Death Benefit
--------------------------------------------------------------------------------

The Death Benefit under the Policy will be paid in a lump sum unless You or the beneficiary have elected that they be paid under one or more of the available Settlement Options.

Payment of the Death Benefit may be delayed if the Policy is being contested. You may elect a Settlement Option for the beneficiary and deem it irrevocable. You may revoke or change a prior election. The beneficiary may make or change an election within 90 days of the Death of the Insured, unless You have made an irrevocable election.

All or part of the Death Benefit may be applied under one of the Settlement Options, or such options as We may choose to make available in the future.

If the Policy is assigned as collateral security, We will pay any amount due the assignee in a lump sum. Any excess Death Benefit due will be paid as elected.

(See "Right to Defer Payment" and "Policy Settlement")

Policy Settlement
--------------------------------------------------------------------------------

We will pay proceeds in whole or in part in the form of a lump sum or the Settlement Options available under the Policy upon the death of the Insured or upon Surrender.

A Written Request may be made to elect, change or revoke a Settlement Option before payments begin under any Settlement Option. This request will take effect upon its filing at Our Home Office. If no Settlement Option has been elected by You when the Death Benefit becomes payable to the beneficiary, that beneficiary may make the election.

> SETTLEMENT OPTIONS

The following Settlement Options are available under the Policy:

Option A--Installments of a specified amount. Payments of an agreed amount to be made monthly until the proceeds and interest are exhausted.

Option B--Installments for a specified period. Payments to be made monthly for an agreed number of years.

Option C--Life Income. Payments to be made each month for the lifetime of the payee. We guarantee that payments will be made for a minimum of 10, 15 or 20 years, as agreed upon.

Option D--Interest. We will pay interest on the proceeds We hold, calculated at the compound rate of 3% per year. We will make interest payments at 12, 6, 3 or 1 month intervals.

Option E--Interest: Retained Asset Account (Performance Plus Account). We will pay interest on the proceeds We hold, based on the floating 13-week U.S. Treasury Bill rate fixed quarterly. The payee can write checks against such account at any time and in any amount up to the total in the account. The checks must be for a minimum of $250.

The interest rate for Options A, B and D will not be less than 3% per year. The interest rate for Option C will not be less than 2.5% per year. The interest rate for Option E will not be less than 2% per year.

Unless otherwise stated in the election of any option, the payee of the policy benefits shall have the right to receive the withdrawal value under that option. For Options A, D and E, the withdrawal value shall be any unpaid balance of proceeds plus accrued interest. For Option B, the withdrawal value shall be the commuted value of the remaining payments. We will calculate this withdrawal value on the same basis as the original payments. For Option C, the withdrawal value will be the commuted value of any remaining guaranteed payments. If the payee is alive at the end of the guarantee period, We will resume the payment on that date. The payment will then continue for the lifetime of the payee.

If the payee of policy benefits dies before the proceeds are exhausted or the prescribed payments made, a final payment will be made in one sum to the estate of the last surviving payee. The amount to be paid will be calculated as described for the applicable option in the Withdrawal Value provision of the Policy.

At least $25,000 of Policy proceeds must be applied to each settlement option chosen. We reserve the right to change payment intervals to increase payments to $250 each.

Calculation of Settlement Option Values

The value of the Settlement Options will be calculated as set forth in the Policy.

The Company
--------------------------------------------------------------------------------

Jefferson Pilot Financial Insurance Company ("JP Financial" or "the Company") is a stock life insurance company chartered in 1903 in Tennessee and redomesticated to New Hampshire in 1991. Prior to May 1, 1998, JP Financial was known as Chubb Life Insurance Company of America. In April 30, 1997, Chubb Life, formerly a wholly-owned subsidiary of The Chubb Corporation, became a wholly-owned subsidiary of Jefferson-Pilot Corporation, a North Carolina corporation. The principal offices of Jefferson-Pilot Corporation are located at 100 North Greene Street, Greensboro, North Carolina 27401; its telephone number is 336-691-3000. Chubb Life changed its name to Jefferson Pilot Financial Insurance Company effective May 1, 1998. JP Financial's home office and service center are located at One Granite Place, Concord, New Hampshire 03301; its telephone number is 800-258-3648.

The Company is licensed to do life insurance business in forty-nine states of the United States, the District of Columbia, Puerto Rico, the U.S. Virgin Islands, Guam and the Commonwealth of the Northern Mariana Islands.

At December 31, 1998 the Company and its subsidiaries had total assets of approximately $5.5 billion and had over $68 billion of insurance in force, while total assets of Jefferson-Pilot Corporation and its subsidiaries (including the Company) were approximately $24 billion.

The Company writes individual life insurance and annuities. It is subject to New Hampshire law governing insurance.

The Company is currently rated AAA (Superior) by Duff & Phelps, AAA (Superior) by Standard & Poor's Corporation and A+ (Superior) by A.M. Best and Company. These ratings do not apply to JPF Separate Account A, but reflect the opinion of the rating companies as to the Company's relative financial strength and ability to meet its contractual obligations to its policyowners.

DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

                           MANAGEMENT OF JP FINANCIAL
                Executive Officers and Directors of JP Financial

                                    Directors

                               Principal Occupation and
Name                           Business Address
--------------------------------------------------------------------------------
Dennis R. Glass .............  Executive Vice President (also serves as Executive Vice President, Chief
                               Financial Officer and Treasurer of
                               Jefferson-Pilot Corporation and
                               Jefferson-Pilot Life Insurance Company)
                               100 North Greene Street Greensboro,
                               North Carolina 27401
Kenneth C. Mlekush ..........  President (also serves as Executive
                               Vice President of Jefferson-Pilot Life
                               Insurance Company) 100 North Greene
                               Street Greensboro, North Carolina 27401
David A. Stonecipher ........  Chairman and Chief Executive Officer
                               (also serves as President and Chief
                               Executive Officer of Jefferson-Pilot
                               Life Insurance Company) 100 North
                               Greene Street Greensboro, North
                               Carolina 27401
E. Jay Yelton ...............  Executive Vice President Also serves as
                               Executive Vice President of
                               Jefferson-Pilot Life Insurance Company
                               100 North Greene Street Greensboro,
                               North Carolina 27401

               Executive Officers (Other Than Directors)

Name                           Position
----                           --------
Charles C. Cornelio .........  Executive Vice President
Leslie L. Durland ...........  Executive Vice President
John D. Hopkins .............  Executive Vice President, General Counsel
Reggie D. Adamson ...........  Senior Vice President
Ronald R. Angarella .........  Senior Vice President
John C. Ingram ..............  Senior Vice President
Hal B. Phillips, Jr. ........  Senior Vice President, Chief Life Actuary
Richard T. Stange ...........  Senior Vice President, Deputy General Counsel
John W. Wells ...............  Senior Vice President

Name                           Position
----                           --------
James R. Abernathy ..........  Vice President
Margaret O. Cain ............  Vice President
Rebecca M. Clark ............  Vice President
Kenneth S. Dwyer ............  Vice President
Richard C. Dielensnyder .....  Vice President
Peter N. Ellinwood ..........  Vice President
Ronald H. Emery .............  Vice President
Donald M. Kane ..............  Vice President
Patrick A. Lang .............  Vice President
Shari J. Lease ..............  Vice President
Donna L. Metcalf ............  Vice President
Thomas E. Murphy, Jr. M.D. ..  Vice President and Medical Director
Robert A. Reed ..............  Vice President
James M. Sandelli ...........  Vice President
Russell C. Simpson ..........  Vice President and Treasurer
Francis A. Sutherland, Jr. ..  Vice President
John A. Thomas ..............  Vice President
John A. Weston ..............  Vice President

The officers and employees of JP Financial who have access to the assets of Separate Account A are covered by a fidelity bond issued by American International Group in the amount of $20,000,000.

Additional Information
--------------------------------------------------------------------------------

> REPORTS TO POLICYOWNERS

We will maintain all records relating to the Separate Account. At least once in each Policy Year, We will send You an Annual Summary containing the following information:

1. A statement of the current Accumulation Value and Cash Value since the prior report or since the Issue Date, if there has been no prior report;

2. A statement of all premiums paid and all charges incurred;

3. The balance of outstanding Policy Loans for the previous calendar year;

4. Any reports required by the 1940 Act.

We will promptly mail confirmation notices at the time of the following transactions:

1. policy issue;

2. receipt of premium payments;

3. initial allocation among Divisions on the Allocation Date;

4. transfers among Divisions;

5. change of premium allocation;

6. change between Death Benefit Options;

7. increases or decreases in Specified Amount;

8. withdrawals, surrenders or loans;

9. receipt of loan repayments;

10. reinstatements; and

11. redemptions due to insufficient funds.

> RIGHT TO INSTRUCT VOTING OF FUND SHARES

In accordance with our view of present applicable law, We will vote the shares of the Funds held in the Separate Account in accordance with instructions received from Policyowners having a voting interest in the Funds. Policyowners having such an interest will receive periodic reports relating to the Fund, proxy material and a form for giving voting instructions. The number of shares You have a right to vote will be determined as of a record date established by the Fund. The number of votes that You are entitled to direct with respect to a Fund will be determined by dividing Your Policy's Accumulation Value in a Division by the net asset value per share of the corresponding Portfolio in which the Division invests. We will solicit Your voting instructions by mail at least 14 days before any shareholders meeting.

We will cast the votes at meetings of the shareholders of the Fund and will be based on instructions received from Policyowners. However, if the Investment Company Act of

1940 or any regulations thereunder should be amended or if the present interpretation should change, and as a result We determine that We are permitted to vote the shares of the Fund in our right, We may elect to do so.

We will vote Fund shares for which We do not receive timely instructions and Fund shares which are not otherwise attributable to Policyowners in the same proportion as the voting instruction which We receive for all Policies participating in each Fund through the Separate Account.

> DISREGARD OF VOTING INSTRUCTIONS

When required by state insurance regulatory authorities, We may disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objectives of a Fund or to approve or disapprove an investment advisory contract for a Fund. We may also disregard voting instructions initiated by a Policyowner in favor of changes in the investment policy or the investment adviser of the Fund if We reasonably disapprove of such changes.

We only disapprove a change if the proposed change is contrary to state law or prohibited by state regulatory authorities or if We determine that the change would have an adverse effect on the Separate Account if the proposed investment policy for a fund would result in overly speculative or unsound investments. In the event that We do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

> STATE REGULATION

The Policy will be offered for sale in all jurisdictions where the Company is authorized to do business and where the Policy has been approved by the appropriate Insurance Department or regulatory authorities.

> LEGAL MATTERS

We know of no pending material legal proceedings pending to which either the Separate Account or the Company is a party or which would materially affect the Separate Account. The legal validity of the securities described in the prospectus has been passed on by Our Counsel. The law firm of Jorden Burt Boros Cicchetti Berenson & Johnson, 1025 Thomas Jefferson Street, Suite 400, East Lobby, Washington, DC 20007-5201, serve as Our Special Counsel with regard to the federal securities laws.

> THE REGISTRATION STATEMENT

We have filed a Registration Statement under the Securities Act of 1933 relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to SEC rules and regulations. You should refer to the instrument as filed to obtain any omitted information.

> FINANCIAL STATEMENTS

Our financial statements which are included in the Prospectus should be considered only as bearing on Our ability to meet Our obligations under the Policy. They should not be considered as bearing on the investment experience of the assets held in the Separate Account. Our most current audited financial statements are those as of the end of the most recent fiscal year. The Company does not prepare financial statements more often than annually and believes that any incremental benefit to prospective Policyowners that may result from preparing and delivering more current financial statements, though unaudited, does not justify the additional cost that would be incurred. In addition, the Company represents that there has been no material adverse change in Our financial position or operations since the dates of the audited financial statements. [Financial Statements to be added by pre-effective amendment.]

> EMPLOYMENT BENEFIT PLANS

Employers and employee organizations should consider, in connection with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of policy in connection with an employment-related insurance or benefit plan. The U.S. Supreme Court held, in a 1983 decision, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

> DISTRIBUTION OF THE POLICY

Jefferson Pilot Variable Corporation (JPVC), a North Carolina Corporation incorporated on January 13, 1970, will serve as principal underwriter of the securities offered under the Policy as defined by the federal securities laws. The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for Us, are also registered representatives of broker-dealers who have entered into written sales agreements with JPVC. Any such broker-dealers will be registered with the SEC and will be members of the National Association of Securities Dealers, Inc. We may also offer and sell policies directly.

We will pay commissions under various schedules and accordingly commissions will vary with the form of schedule selected. In any event, commissions to registered representatives are not expected to exceed 95% of first year target premium and 5% of first year excess premium, and 5% of target premium for the second through fifteenth policy years for both renewals and excess premium. Compensation arrangements vary among broker-dealers. Override payments, expense allowances and bonuses based on specific production levels may be paid. Alternative Commission Schedules will reflect differences in up-front commissions versus ongoing compensation. Except as previously described in this prospectus, no separate deductions from premiums are made to pay sales commissions or sales expenses.

> INDEPENDENT AUDITORS

________________________________________________________________________________
____________________ are the independent auditors for the Separate Account and
______________, are the independent auditors for the Company. The services provided to the Separate Account include primarily the audits of the Separate Account's financial statements.

Group or Sponsored Arrangements
--------------------------------------------------------------------------------

Policies may be purchased under group or sponsored arrangements. A group arrangement includes a program under which a trustee, employer or similar entity purchases individual Policies covering a group of individuals on a group basis. A sponsored arrangement includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

We may modify the following types of charges for Policies issued in connection with group or sponsored arrangement: the cost of insurance charge, surrender or withdrawal charges, administrative charges, charges for withdrawal or transfer and charges for optional rider benefits. We may also issue Policies in connection with group or sponsored arrangements on a "non-medical" or guaranteed issue basis; actual monthly cost of insurance charges may be higher than the current cost of insurance charges under otherwise identical Policies that are medically underwritten. We may also specify different minimum Specified Amounts at issue for Policies issued in connection with group or sponsored arrangements.

We may also modify or eliminate certain charges or underwriting requirements for Policies issued in connection with an exchange of another JP Financial policy or a policy of any JP Financial affiliate.

The amounts of any reduction, the charges to be reduced, the elimination or modification of underwriting requirements and the criteria for applying a reduction or modification will generally reflect the reduced sales and administrative effort, costs and differing mortality experience appropriate to the circumstances giving rise to the reduction or modification. Reductions and modifications will not be made where prohibited by law and will not be unfairly discriminatory.

Tax Matters
--------------------------------------------------------------------------------

> GENERAL

Following is a discussion of the federal income tax considerations relating to the Policy. This discussion is based on Our understanding of federal income tax laws as they now exist and are currently interpreted by the Internal Revenue Service. These laws are complex and tax results may vary among individuals. Anyone contemplating the purchase of or the exercise of elections under the Policy should seek competent tax advice.

> FEDERAL TAX STATUS OF THE COMPANY

We are taxed as a life insurance company in accordance with the Internal Revenue Code of 1986 as amended ("Code"). For federal income tax purposes, the operations of each Separate Account form a part of the Company's total operations and are not taxed separately, although operations of each Separate Account are treated separately for accounting and financial statement purposes.

Both investment income and realized capital gains of the Separate Account are reinvested without tax since the Code does not impose a tax on the Separate Account for these amounts. However, we reserve the right to make a deduction for such tax should it be imposed in the future.

> LIFE INSURANCE QUALIFICATION

The Policy contains provisions not found in traditional life insurance policies. However, we believe that it should qualify under the Code as a life insurance contract for federal income tax purposes, with the result that all Death Benefits paid under the Policy will generally be excludable from the gross income of the Policy's Beneficiary.

Section 7702 of the Code includes a definition of life insurance for tax purposes. The definition provides limitations on the relationship between the death benefit and the account value. If necessary, we will increase your death benefit to maintain compliance with Section 7702.

The Policy is intended to qualify as life insurance under the Code. The Death Benefit provided by the Policy is intended to qualify for the federal income tax exclusion. If at any time the premium paid under the Policy exceeds the amount allowable for such qualification, We will refund the premium to You with interest within 60 days after the end of the Policy Year in which the premium was received. If, for any reason, We do not refund the excess premium within such 60-day period, the excess premium will be held in a separate deposit fund and credited with interest until refunded to You. The interest rate used on any refund, or credited to the separate deposit fund created by this provision will be the excess premiums. We may notify You of other options available to You to keep Your policy in compliance. You may also choose to have the Policy become a modified endowment contract.

A modified endowment contract is a life insurance policy which fails to meet a "seven-pay" test. In general, a policy will fail the seven-pay test if the cumulative amount of premiums paid under the policy at any time during the first seven policy years exceeds a calculated premium level. The calculated seven-pay premium level is based on a hypothetical policy issued on the same insured and for the same initial death benefit which, under specified conditions (which include the absence of expense and administrative charges), would be fully paid for after seven years. Your policy will be treated as a modified endowment unless the cumulative premiums paid under Your policy, at all times during the first seven policy years, are less than or equal to the cumulative seven-pay premiums which would have been paid under the hypothetical policy on or before such times.

Whenever there is a "material change" under a Policy, it will generally be treated as a new contract for purposes of determining whether the Policy is a modified endowment contract, and subject to a new seven-pay premium period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prospective adjustment formula, the Policy Account Value of the policy at the time of such change. A materially changed Policy would be considered a modified endowment if it failed to satisfy the new seven-pay limit. A material change could occur as a result of a change in death benefit option, the selection of additional benefits, the restoration of a terminated policy and certain other changes.

If the benefits under your Policy are reduced, for example, by requesting a decrease in Face Amount, or in some cases by making partial withdrawals, terminating additional benefits under a rider, changing the death benefit option, or as a result of policy termination, the calculated seven-pay premium level will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. If the premiums previously paid are greater than the recalculated seven-pay premium level limit, the policy will become a modified endowment unless You request a refund of the excess premium, as outlined above. Generally, a life insurance policy which is received in exchange for a modified endowment or a modified endowment which terminates and is restored, will also be considered a modified endowment.

If a Policy is deemed to be a modified endowment contract, any distribution from the Policy will be taxed in a manner comparable to distributions from annuities (i.e., on an "income first) basis); distributions for this purpose include a loan, pledge, assignment or partial withdrawal. Any such distributions will be considered taxable income to the extent Accumulation Value under the Policy exceeds investment in the Policy.

A 10% penalty tax will apply to the taxable portion of such a distribution. No penalty will apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability which can be expected to result in death or to be of indefinite duration or (iii) received as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary.

To the extent a Policy becomes a modified endowment contract, any distribution, as defined above, which occurs in the policy year it becomes a modified endowment contract and in any year thereafter, will be taxable income to You. Also, any distributions within two years before a Policy becomes a modified endowment contract will also be income taxable to You to the extent that accumulation value exceeds investment in the Policy, as described above. The Secretary of the Treasury has been authorized to prescribe rules which would similarly treat other distributions made in anticipation of a policy becoming a modified endowment contract. For purposes of determining the amount of any distribution includible in income, all modified endowment contracts that fail the above-described tests which are issued by the same insurer, or its affiliates, to the same policyowner during any calendar year are treated as one contract.

If the Insured reaches age 100, the Death Benefit will be set at 101% of the Cash Value of the Policy. We believe the Policy will continue to qualify as life insurance under the Code, however, there is some uncertainty regarding this treatment. It is possible, therefore, that you would be viewed as constructively receiving the Surrender Value in the year in which the Insured attains age 100 and would realize taxable income at that time, even if the Policy proceeds were not distributed at that time.

The foregoing summary does not purport to be complete or to cover all situations, and, as always, there is some degree of uncertainty with respect to the application of the current tax laws. In addition to the provisions discussed above, Congress may consider other legislation which, if enacted, could adversely affect the tax treatment of life insurance policies. Also, the Treasury Department may amend current regulations or adopt new regulations with respect to this and other Code provisions. Therefore, You are advised to consult a tax adviser for more complete tax information, specifically regarding the applicability of the Code provisions to Your situation.

Under normal circumstances, if the Policy is not a modified endowment contract, loans received under the Policy will be construed as Your indebtedness. You are advised to consult a tax adviser or attorney regarding the deduction of interest paid on loans.

Even if the Policy is not a modified endowment contract, a partial withdrawal together with a reduction in death benefits during the first 15 Policy Years may create taxable income for You. The amount of that taxable income is determined under a complex formula and it may be equal to part or all of, but not greater than, the income on the contract. A partial withdrawal made after the first 15 Policy Years will be taxed on a recovery of premium-first basis, and will only be subject to federal income tax to the extent such proceeds exceed the total amount of premiums You have paid that have not been previously withdrawn.

If You make a partial withdrawal, surrender, loan or exchange of the Policy, We may be required to withhold federal income tax from the portion of the money You receive that is includible in Your federal gross income. A Policyowner who is not a corporation may elect not to have such tax withheld; however, such election must be made before We make the payment. In addition, if You fail to provide us with a correct taxpayer identification number (usually a social security number) or if the Treasury notifies Us that the taxpayer identification number which has been provided is not correct, the election not to have such taxes withheld will not be effective. In any case, You are liable for payment of the federal income tax on the taxable portion of money received, whether or not an election to have federal income tax withheld is made. If You elect not to have federal income tax withheld, or if the amount withheld is insufficient, then You may be responsible for payment of estimated tax. You may also incur penalties under the estimated tax rules if the withholding and estimated tax payments are insufficient. We suggest that You consult with a tax adviser as to the tax implications of these matters.

In the event that a Policy is owned by the trustee under a pension or profit sharing plan, or similar deferred compensation arrangement, tax consequences of ownership or receipt of proceeds under the Policy could differ from those stated herein. However, if ownership of such a Policy is transferred from the plan to a plan participant (upon termination of employment, for example), the Policy will be subject to all of the federal tax rules described above. A Policy owned by a trustee under such a plan may be subject to restrictions under ERISA and a tax adviser should be consulted regarding any applicable ERISA requirements.

The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans and others, where the tax consequences may vary depending on the particular facts and circumstances of each individual arrangement. A tax adviser should be consulted regarding the tax attributes of any particular arrangement where the value of it depends in part on its tax consequences.

Federal estate and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend upon the circumstances of each Policyowner and Beneficiary.

Current Treasury regulations set standards for diversification of the investments underlying variable life insurance policies in order for such policies to be treated as life insurance. We believe We presently are and intend to remain in compliance with the diversification requirements as set forth in the regulations. If the diversification requirements are not satisfied, the Policy would not be treated as a life insurance contract. As a consequence to You, income earned on a Policy would be taxable to You in the calendar quarter in which the diversification requirements were not satisfied, and for all subsequent calendar quarters.

The Secretary of the Treasury may issue a regulation or a ruling which will prescribe the circumstances in which a Policyowner's control of the investments of a segregated account may cause the Policyowner, rather than the insurance company, to be treated as the owner of the assets of the account. The regulation or ruling could impose requirements that are not reflected in the Policy, relating, for example, to such elements of Policyowner control as premium allocation, investment selection, transfer privileges and investment in a division focusing on a particular investment sector. Failure to comply with any such regulation or ruling presumably would cause earnings on a Policyowner's interest in Separate Account A to be includible in the Policyowner's gross income in the year earned. However, We have reserved certain rights to alter the Policy and investment alternatives so as to comply with such regulation or ruling. We believe that any such regulation or ruling would apply prospectively. Since the regulation or ruling has not been issued, there can be no assurance as to the content of such regulation or ruling or even whether application of the regulation or ruling will be prospective. For these reasons, Policyowners are urged to consult with their own tax advisers.

The foregoing summary does not purport to be complete or to cover all situations, including the possible tax consequences of changes in ownership. Counsel and other competent advisers should be consulted for more complete information.

> CHARGES FOR JP FINANCIAL INCOME TAXES

We are presently taxed as a life insurance company under the provisions of the Code. The Code specifically provides for adjustments in reserves for variable policies, and We will include flexible premium life insurance operations in our tax return in accordance with these rules.

Currently no charge is made against the Separate Account for Our federal income taxes, or provisions for such taxes, that may be attributable to the Separate Account. We may charge each Division for its portion of any income tax charged to Us on the Division or its assets. Under present laws, We may incur state and local taxes (in addition to premium taxes) in several states. At present these taxes are not significant. However, if they increase, We may decide to make charges for such taxes or provisions for such taxes against the Separate Account. We would retain any investment earnings on any tax charges accumulated in a Division. Any such charges against the Separate Account or its Divisions could have an adverse effect on the investment experience of such Division.

MISCELLANEOUS POLICY PROVISIONS
--------------------------------------------------------------------------------

> THE POLICY

The Policy which You receive, the application You make when You purchase the Policy, any applications for any changes approved by Us and any riders constitute the whole contract. Copies of all applications are attached to and made a part of the Policy.

Application forms are completed by the applicants and forwarded to Us for acceptance. Upon acceptance, the Policy is prepared, executed by duly authorized officers of the Company and forwarded to You.

We reserve the right to make a change in the Policy; however, we will not change any terms of the Policy beneficial to You.

> PAYMENT OF BENEFITS

All benefits are payable at Our Home Office. We may require submission of the Policy before We grant Policy Loans, make changes or pay benefits.

> SUICIDE AND INCONTESTABILITY

Suicide Exclusion--In most states, if the Insured dies by suicide, while sane or insane, within 2 years from the Issue Date of this Policy, this Policy will end and We will refund premiums paid, without interest, less any Policy Debt and less any withdrawal. If the Insured commits suicide within 2 years of the effective date of any Increase in Specified Amount, Our only liability with regard will be for the sum of the Monthly Deductions for such Increase in Specified Amounts.

Incontestability--We will not contest or revoke the insurance coverage provided under the Policy after the Policy has been in force during the lifetime of the Insured for two years from the date of issue or reinstatement.

> PROTECTION OF PROCEEDS

To the extent provided by law, the proceeds of the Policy are not subject to claims by a Beneficiary's creditors or to any legal process against any Beneficiary.

> NONPARTICIPATION

The Policy is not entitled to share in the divisible surplus of the Company. No dividends are payable.

> CHANGES IN OWNER AND BENEFICIARY; ASSIGNMENT

Unless otherwise stated in the Policy, You may change the Policyowner and the Beneficiary, or both, at any time while the Policy is in force. A request for such change must be made in writing and sent to Us at Our Home Office. After We have agreed, in writing, to the change, it will take effect as of the date on which Your Written Request was signed.

The Policy may also be assigned. No assignment of Policy will be binding on Us unless made in writing and sent to Us at Our Home Office. We will use reasonable procedures to confirm that the assignment is authentic. Otherwise, we are not responsible for the validity of any assignment. Your rights and the Beneficiary's interest will be subject to the rights of any assignee of record.

> MISSTATEMENTS

If the age or sex of the Insured has been misstated in an application, including a reinstatement application, We will adjust the benefits payable to reflect the correct age or sex.

appendix a
--------------------------------------------------------------------------------

ILLUSTRATIONS OF ACCUMULATION VALUES, CASH VALUES AND DEATH BENEFITS

Following are a series of tables that illustrate how the Accumulation Values, Cash Values and death benefits of a policy change with the investment performance of the Portfolios. The tables show how the Accumulation Values, Cash Values and Death Benefits of a Policy issued to an Insured of a given age and given premium would vary over time if the return on the assets held in each Portfolio were a constant gross annual rate of 0%, 6%, and 12%. The tables on pages A-3 through A-13 illustrate a Policy issued to a male, age 45, under a standard rate non-smoker underwriting risk classification. The Accumulation Values, Cash Values and death benefits would be different from those shown if the returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years.

The amount of the Accumulation Value exceeds the Cash Value during the first nine policy years due to the surrender charge. For policy years ten and after, the Accumulation Value and Cash Value are equal, since the surrender charge has been reduced to zero.

The second column shows the Accumulation Value of the premiums paid at the stated interest rate. The third and sixth columns illustrate the Accumulation Values and the fourth and seventh columns illustrate the Cash Values of the Policy over the designated period. The Accumulation Values shown in the third column and the Cash Values shown in the fourth column assume the monthly charge for cost of insurance is based upon the current cost of insurance rates as discounted, and that the mortality and expense risk charge and sales load are charged at current rates. The current cost of insurance rates are based on the sex, issue age, policy year, and rating class of the Insured, and the Specified Amount of the Policy. The Accumulation Values shown in the sixth column and the Cash Values shown in the seventh column assume the monthly charge for cost of insurance is based upon the maximum cost of insurance rates allowable, which are based on the Commissioner's 1980 Standard Ordinary Mortality Table, and upon the maximum mortality and expense risk charges and premium load provided in the Policy, as described below. The current cost of insurance rates are different for Specified Amounts below $100,000 and above $100,000; therefore, the values shown would change for Specified Amounts below $100,000 and above $100,000. The fifth and eighth columns illustrate the death benefit of a Policy over the designated period. The illustrations of death benefits reflect the same assumptions as the Accumulation Values and Cash Values. The death benefit values also vary between tables, depending upon whether Option I or Option II death benefits are illustrated.

The amounts shown for the death benefit, Accumulation Values, and Cash Values reflect the fact that the net investment return of the dividends of Separate Account A is lower than the gross return on the assets in the Portfolios, as a result of expenses paid by the Portfolios and charges levied against the divisions of Separate Account A.

The policy values shown take into account a daily investment advisory fee equivalent to the maximum annual rate of .71% of the aggregate average daily net assets of the Portfolios, plus a charge of .12% of the aggregate average daily net assets to cover expenses incurred by the Portfolios for the twelve months ended December 31, 1998. The .71% investment advisory fee is an average of the individual investment advisory fees of the twenty Portfolios. The .12% expense figure is based on a weighted average utilizing average net assets for the Jefferson Pilot Variable Fund Portfolios, the Templeton International Fund, the Fidelity VIP and VIP II Portfolios, the Oppenheimer Portfolios and the MFS Portfolios. Expenses for the Templeton International Fund: Class 2, the Fidelity Equity Income, Growth, and Contrafund Portfolios, the MFS Research and Utilities Series, and the Oppenheimer Bond and Strategic Bond Portfolios were provided by the investment managers for these portfolios and JP Financial has not independently verified such information. The policy values also take into account a daily charge to each division of Separate Account A for assuming mortality and expense risks which is equivalent to a charge at an annual rate of 0.60% (0.85% guaranteed) of the average daily net assets of the divisions of Separate Account A in Policy Years 1 through 25 and 0.35% (0.60% guaranteed) thereafter. After deduction of these amounts, the illustrated gross investment rates of 0%, 6%, and 12% correspond to approximate net annual rates of -1.43%, 4.57% and 10.57%, respectively, on a current basis, and -1.68%, 4.32% and 10.32% on a guaranteed basis.

The assumed annual premium used in calculating Accumulation Value, Cash Value, and Death Benefits is net of the 2.5% state premium tax charge, the 1.25% federal DAC tax charge and the Premium Load, which is 3% in Policy Years 1 through 10 only on a current basis and guaranteed never to exceed 3% in any year. It also reflects deduction of the Monthly Deduction and addition of the Monthly Accumulation Value Adjustment. As part of the Monthly Deduction, the Monthly Acquisition Charge of 2% of the Load Basis Amount is per month in Policy Years 1 and 1% of the Load Basis Amount per month in Policy Year 2 has been deducted. The Load Basis Amount varies by Sex, Issue Age and rating class of the Incurred.

The hypothetical values shown in the tables do not reflect any charges for federal income taxes or other taxes against Separate Account A since JP Financial is not currently making such charges. However, if, in the future, such charges are made, the gross annual investment rate of return would have to exceed the stated investment rates by a sufficient amount to cover the tax charges in order to produce the Accumulation Values, Cash Values and death benefits illustrated.

The tables illustrate the policy values that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year, if all net premiums are allocated to Separate Account A, and if no policy loans have been made. The values would vary from those shown if the assumed annual premium payments were paid in installments during a year. The values would also vary if the policyowner varied the amount or frequency of premium payments. The tables also assume that the policyowner has not requested an increase or decrease in Specified Amount, that no withdrawals have been made and no surrender charges imposed, and that no transfers have been made and no transfer charges imposed.

Upon request, JP Financial will provide, without charge, a comparable illustration based upon the proposed insured's age, sex and rating class, the face amount requested, the proposed frequency and amount of premium payments and any available riders requested. Existing policyowners may request illustrations based on existing Cash Value at the time of request. JP Financial has reserved the right to charge an administrative fee of up to $25 for such illustrations.

     JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
     FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

     DEATH BENEFIT OPTION I                                                                          Net 1-25         Net 26+
     GUIDELINE PREMIUM TEST                       ASSUMED HYPOTHETICAL GROSS ANNUAL
     MALE NON-SMOKER STANDARD ISSUE AGE 45                RATE OF RETURN (CURRENT):              0.00% (-1.43%)    0.00% (-1.18%)
     $100,000 INITIAL SPECIFIED AMOUNT                                 (GUARANTEED)              0.00% (-1.68%)    0.00% (-1.43%)
                                                         ASSUMED ANNUAL PREMIUM(1):                                      $2,000

                 PREMIUMS
       END     ACCUMULATED                       ASSUMING CURRENT COSTS                 ASSUMING GUARANTEED COSTS
       OF     AT 5% INTEREST    ACCUMULATION       CASH          DEATH       ACCUMULATION        CASH               DEATH
      YEAR      PER YEAR          VALUE (2)      VALUE (2)   BENEFIT (2)(3)     VALUE (2)      VALUE (2)        BENEFIT (2)(3)
        1        2,100              1,073             -       100,000             916              -             100,000
        2        4,305              2,292           801       100,000           1,962            471             100,000
        3        6,620              3,655         2,163       100,000           3,136          1,644             100,000
        4        9,051              4,989         3,498       100,000           4,256          2,764             100,000
        5       11,604              6,298         4,806       100,000           5,319          3,827             100,000
        6       14,284              7,587         6,394       100,000           6,324          5,131             100,000
        7       17,098              8,854         7,959       100,000           7,265          6,371             100,000
        8       20,053             10,097         9,500       100,000           8,137          7,541             100,000
        9       23,156             11,319        11,020       100,000           8,933          8,635             100,000
       10       26,414             12,511        12,511       100,000           9,647          9,647             100,000
       11       29,834             13,725        13,725       100,000          10,273         10,273             100,000
       12       33,426             14,898        14,898       100,000          10,808         10,808             100,000
       13       37,197             16,020        16,020       100,000          11,249         11,249             100,000
       14       41,157             17,093        17,093       100,000          11,591         11,591             100,000
       15       45,315             18,113        18,113       100,000          11,828         11,828             100,000
       16       49,681             19,013        19,013       100,000          11,949         11,949             100,000
       17       54,265             19,865        19,865       100,000          11,941         11,941             100,000
       18       59,078             20,649        20,649       100,000          11,787         11,787             100,000
       19       64,132             21,371        21,371       100,000          11,466         11,466             100,000
       20       69,439             22,035        22,035       100,000          10,958         10,958             100,000
       21       75,010             22,617        22,617       100,000          10,240         10,240             100,000
       22       80,861             23,121        23,121       100,000           9,292          9,292             100,000
       23       87,004             23,527        23,527       100,000           8,093          8,093             100,000
       24       93,454             23,849        23,849       100,000           6,615          6,615             100,000
       25      100,227             24,052        24,052       100,000           4,823          4,823             100,000
       26      107,338             24,215        24,215       100,000           2,674          2,674             100,000
       27      114,805             24,231        24,231       100,000              79             79             100,000
       28      122,645             24,122        24,122       100,000               -              -                   -
       29      130,878             23,838        23,838       100,000               -              -                   -
       30      139,522             23,378        23,378       100,000               -              -                   -
       31      148,598             22,719        22,719       100,000               -              -                   -
       32      158,128             21,805        21,805       100,000               -              -                   -
       33      168,134             20,628        20,628       100,000               -              -                   -
       34      178,641             19,114        19,114       100,000               -              -                   -
       35      189,673             17,287        17,287       100,000               -              -                   -
       36      201,256             15,018        15,018       100,000               -              -                   -
       37      213,419             12,284        12,284       100,000               -              -                   -
       38      226,190              9,015         9,015       100,000               -              -                   -
       39      239,600              5,064         5,064       100,000               -              -                   -
       40      253,680                356           356       100,000               -              -                   -
       41      268,464                  -             -             -               -              -                   -
       42      283,987                  -             -             -               -              -                   -
       43      300,286                  -             -             -               -              -                   -
       44      317,400                  -             -             -               -              -                   -
       45      335,370                  -             -             -               -              -                   -
       46      354,239                  -             -             -               -              -                   -
       47      374,051                  -             -             -               -              -                   -
       48      394,853                  -             -             -               -              -                   -
       49      416,696                  -             -             -               -              -                   -
       50      439,631                  -             -             -               -              -                   -
       51      463,712                  -             -             -               -              -                   -
       52      488,998                  -             -             -               -              -                   -
       53      515,548                  -             -             -               -              -                   -
       54      543,425                  -             -             -               -              -                   -
       55      572,696                  -             -             -               -              -                   -

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.

(3)  Increase due to adjustment by the corridor percentage.

     JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
     FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

     DEATH BENEFIT OPTION II                                                                         Net 1-25         Net 26+
     GUIDELINE PREMIUM TEST                       ASSUMED HYPOTHETICAL GROSS ANNUAL
     MALE NON-SMOKER STANDARD ISSUE AGE 45                RATE OF RETURN (CURRENT):              0.00% (-1.43%)    0.00% (-1.18%)
     $100,000 INITIAL SPECIFIED AMOUNT                                 (GUARANTEED)              0.00% (-1.68%)    0.00% (-1.43%)
                                                         ASSUMED ANNUAL PREMIUM(1):                                      $2,000

                  PREMIUMS
      END       ACCUMULATED            ASSUMING CURRENT COSTS                        ASSUMING GUARANTEED COSTS
      OF      AT 5% INTEREST   ACCUMULATION       CASH          DEATH       ACCUMULATION       CASH           DEATH
     YEAR        PER YEAR        VALUE (2)     VALUE (2)   BENEFIT (2)(3)     VALUE (2)      VALUE (2)   BENEFIT (2)(3)
       1           2,100           1,069             -        101,095             910              -        100,949
       2           4,305           2,280           788        102,309           1,945            453        101,988
       3           6,620           3,629         2,138        103,662           3,100          1,608        103,148
       4           9,051           4,945         3,454        104,981           4,194          2,702        104,248
       5          11,604           6,231         4,739        106,269           5,223          3,731        105,282
       6          14,284           7,492         6,299        107,532           6,185          4,992        106,250
       7          17,098           8,725         7,830        108,767           7,072          6,177        107,143
       8          20,053           9,929         9,333        109,974           7,879          7,282        107,956
       9          23,156          11,107        10,809        111,154           8,597          8,299        108,682
      10          26,414          12,249        12,249        112,299           9,219          9,219        109,311
      11          29,834          13,403        13,403        113,456           9,739          9,739        109,840
      12          33,426          14,507        14,507        114,565          10,152         10,152        110,262
      13          37,197          15,547        15,547        115,610          10,454         10,454        110,573
      14          41,157          16,525        16,525        116,594          10,642         10,642        110,770
      15          45,315          17,436        17,436        117,510          10,708         10,708        110,846
      16          49,681          18,196        18,196        118,282          10,641         10,641        110,791
      17          54,265          18,890        18,890        118,982          10,429         10,429        110,590
      18          59,078          19,497        19,497        119,596          10,054         10,054        110,229
      19          64,132          20,020        20,020        120,126           9,496          9,496        109,687
      20          69,439          20,465        20,465        120,577           8,738          8,738        108,945
      21          75,010          20,801        20,801        120,923           7,761          7,761        107,986
      22          80,861          21,032        21,032        121,163           6,553          6,553        106,797
      23          87,004          21,132        21,132        121,273           5,101          5,101        105,366
      24          93,454          21,121        21,121        121,271           3,393          3,393        103,678
      25         100,227          20,951        20,951        121,115           1,407          1,407        101,715
      26         107,338          20,702        20,702        120,872               -              -              -
      27         114,805          20,258        20,258        120,444               -              -              -
      28         122,645          19,653        19,653        119,852               -              -              -
      29         130,878          18,825        18,825        119,043               -              -              -
      30         139,522          17,781        17,781        118,017               -              -              -
      31         148,598          16,499        16,499        116,754               -              -              -
      32         158,128          14,918        14,918        115,199               -              -              -
      33         168,134          13,045        13,045        113,350               -              -              -
      34         178,641          10,808        10,808        111,143               -              -              -
      35         189,673           8,267         8,267        108,627               -              -              -
      36         201,256           5,299         5,299        105,694               -              -              -
      37         213,419           1,922         1,922        102,352               -              -              -
      38         226,190               -             -              -               -              -              -
      39         239,600               -             -              -               -              -              -
      40         253,680               -             -              -               -              -              -
      41         268,464               -             -              -               -              -              -
      42         283,987               -             -              -               -              -              -
      43         300,286               -             -              -               -              -              -
      44         317,400               -             -              -               -              -              -
      45         335,370               -             -              -               -              -              -
      46         354,239               -             -              -               -              -              -
      47         374,051               -             -              -               -              -              -
      48         394,853               -             -              -               -              -              -
      49         416,696               -             -              -               -              -              -
      50         439,631               -             -              -               -              -              -
      51         463,712               -             -              -               -              -              -
      52         488,998               -             -              -               -              -              -
      53         515,548               -             -              -               -              -              -
      54         543,425               -             -              -               -              -              -
      55         572,696               -             -              -               -              -              -

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.

(3)  Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I                                                                          Net 1-25         Net 26+
GUIDELINE PREMIUM TEST                       ASSUMED HYPOTHETICAL GROSS ANNUAL
MALE NON-SMOKER STANDARD ISSUE AGE 45                RATE OF RETURN (CURRENT):               6.00% (4.57%)     6.00% (4.82%)
$100,000 INITIAL SPECIFIED AMOUNT                                 (GUARANTEED)               6.00% (4.32%)     6.00% (4.57%)
                                                    ASSUMED ANNUAL PREMIUM(1):                                      $2,000

               PREMIUMS
   END       ACCUMULATED              ASSUMING CURRENT COSTS                        ASSUMING GUARANTEED COSTS
    OF      AT 5% INTEREST    ACCUMULATION       CASH           DEATH       ACCUMULATION      CASH            DEATH
   YEAR        PER YEAR         VALUE (2)      VALUE (2)   BENEFIT (2)(3)    VALUE (2)      VALUE (2)    BENEFIT (2)(3)
    1            2,100            1,160              -        100,000            998              -         100,000
    2            4,305            2,541          1,049        100,000          2,190            699         100,000
    3            6,620            4,150          2,659        100,000          3,585          2,093         100,000
    4            9,051            5,826          4,335        100,000          5,006          3,514         100,000
    5           11,604            7,574          6,082        100,000          6,452          4,960         100,000
    6           14,284            9,402          8,208        100,000          7,923          6,729         100,000
    7           17,098           11,311         10,417        100,000          9,412          8,517         100,000
    8           20,053           13,306         12,710        100,000         10,917         10,320         100,000
    9           23,156           15,392         15,094        100,000         12,432         12,134         100,000
    10          26,414           17,566         17,566        100,000         13,950         13,950         100,000
    11          29,834           19,886         19,886        100,000         15,471         15,471         100,000
    12          33,426           22,296         22,296        100,000         16,988         16,988         100,000
    13          37,197           24,791         24,791        100,000         18,503         18,503         100,000
    14          41,157           27,379         27,379        100,000         20,011         20,011         100,000
    15          45,315           30,066         30,066        100,000         21,511         21,511         100,000
    16          49,681           32,808         32,808        100,000         22,993         22,993         100,000
    17          54,265           35,673         35,673        100,000         24,450         24,450         100,000
    18          59,078           38,655         38,655        100,000         25,869         25,869         100,000
    19          64,132           41,769         41,769        100,000         27,236         27,236         100,000
    20          69,439           45,030         45,030        100,000         28,541         28,541         100,000
    21          75,010           48,434         48,434        100,000         29,770         29,770         100,000
    22          80,861           51,998         51,998        100,000         30,915         30,915         100,000
    23          87,004           55,727         55,727        100,000         31,961         31,961         100,000
    24          93,454           59,650         59,650        100,000         32,895         32,895         100,000
    25         100,227           63,769         63,769        100,000         33,696         33,696         100,000
    26         107,338           68,225         68,225        100,000         34,408         34,408         100,000
    27         114,805           72,934         72,934        100,000         34,919         34,919         100,000
    28         122,645           77,941         77,941        100,000         35,175         35,175         100,000
    29         130,878           83,274         83,274        100,000         35,106         35,106         100,000
    30         139,522           88,983         88,983        100,000         34,634         34,634         100,000
    31         148,598           95,123         95,123        100,000         33,673         33,673         100,000
    32         158,128          101,627        101,627        106,289         32,122         32,122         100,000
    33         168,134          108,436        108,436        113,411         29,860         29,860         100,000
    34         178,641          115,557        115,557        120,860         26,737         26,737         100,000
    35         189,673          123,008        123,008        128,654         22,543         22,543         100,000
    36         201,256          130,792        130,792        136,798         16,988         16,988         100,000
    37         213,419          138,926        138,926        145,307          9,654          9,654         100,000
    38         226,190          147,419        147,419        154,193              -              -               -
    39         239,600          156,278        156,278        163,463              -              -               -
    40         253,680          165,517        165,517        173,129              -              -               -
    41         268,464          175,143        175,143        183,203              -              -               -
    42         283,987          185,165        185,165        193,690              -              -               -
    43         300,286          195,580        195,580        204,590              -              -               -
    44         317,400          206,400        206,400        215,916              -              -               -
    45         335,370          217,631        217,631        227,672              -              -               -
    46         354,239          229,265        229,265        239,852              -              -               -
    47         374,051          241,619        241,619        250,352              -              -               -
    48         394,853          254,793        254,793        261,442              -              -               -
    49         416,696          268,902        268,902        273,213              -              -               -
    50         439,631          284,083        284,083        285,774              -              -               -
    51         463,712          299,991        299,991        301,779              -              -               -
    52         488,998          316,664        316,664        318,553              -              -               -
    53         515,548          334,134        334,134        336,129              -              -               -
    54         543,425          352,438        352,438        354,545              -              -               -
    55         572,696          371,613        371,613        373,836              -              -               -

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.

(3)  Increase due to adjustment by the corridor percentage.

GRID #2
JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II                                                                         Net 1-25         Net 26+
GUIDELINE PREMIUM TEST                       ASSUMED HYPOTHETICAL GROSS ANNUAL
MALE NON-SMOKER STANDARD ISSUE AGE 45                RATE OF RETURN (CURRENT):               6.00% (4.57%)     6.00% (4.82%)
$100,000 INITIAL SPECIFIED AMOUNT                                 (GUARANTEED)               6.00% (4.32%)     6.00% (4.57%)
                                                    ASSUMED ANNUAL PREMIUM(1):                                      $2,000

             PREMIUMS
  END       ACCUMULATED            ASSUMING CURRENT COSTS                            ASSUMING GUARANTEED COSTS
   OF     AT 5% INTEREST    ACCUMULATION       CASH            DEATH        ACCUMULATION       CASH            DEATH
  YEAR       PER YEAR         VALUE (2)      VALUE (2)    BENEFIT (2)(3)     VALUE (2)       VALUE (2)    BENEFIT (2)(3)
   1           2,100            1,156              -         101,176             991               -         101,026
   2           4,305            2,527          1,035         102,544           2,171             679         102,204
   3           6,620            4,121          2,630         104,134           3,543           2,052         103,575
   4           9,051            5,774          4,283         105,782           4,932           3,440         104,962
   5          11,604            7,490          5,999         107,493           6,332           4,841         106,362
   6          14,284            9,279          8,085         109,275           7,742           6,549         107,771
   7          17,098           11,139         10,244         111,129           9,152           8,257         109,181
   8          20,053           13,072         12,476         113,057          10,555           9,958         110,584
   9          23,156           15,085         14,786         115,062          11,942          11,643         111,972
   10         26,414           17,169         17,169         117,140          13,301          13,301         113,334
   11         29,834           19,380         19,380         119,345          14,624          14,624         114,660
   12         33,426           21,657         21,657         121,617          15,904          15,904         115,943
   13         37,197           23,989         23,989         123,944          17,131          17,131         117,176
   14         41,157           26,379         26,379         126,329          18,299          18,299         118,348
   15         45,315           28,823         28,823         128,769          19,395          19,395         119,450
   16         49,681           31,245         31,245         131,193          20,402          20,402         120,465
   17         54,265           33,733         33,733         133,675          21,301          21,301         121,373
   18         59,078           36,264         36,264         136,203          22,068          22,068         122,151
   19         64,132           38,845         38,845         138,779          22,673          22,673         122,770
   20         69,439           41,480         41,480         141,410          23,087          23,087         123,200
   21         75,010           44,142         44,142         144,069          23,280          23,280         123,412
   22         80,861           46,832         46,832         146,757          23,227          23,227         123,380
   23         87,004           49,525         49,525         149,449          22,898          22,898         123,075
   24         93,454           52,238         52,238         152,161          22,266          22,266         122,468
   25        100,227           54,923         54,923         154,849          21,290          21,290         121,521
   26        107,338           57,697         57,697         157,615          19,969          19,969         120,230
   27        114,805           60,408         60,408         160,332          18,183          18,183         118,484
   28        122,645           63,086         63,086         163,012          15,848          15,848         116,196
   29        130,878           65,663         65,663         165,598          12,868          12,868         113,270
   30        139,522           68,138         68,138         168,082           9,148           9,148         109,613
   31        148,598           70,481         70,481         170,435           4,601           4,601         105,136
   32        158,128           72,620         72,620         172,592               -               -               -
   33        168,134           74,547         74,547         174,536               -               -               -
   34        178,641           76,175         76,175         176,190               -               -               -
   35        189,673           77,545         77,545         177,582               -               -               -
   36        201,256           78,514         78,514         178,586               -               -               -
   37        213,419           79,077         79,077         179,183               -               -               -
   38        226,190           79,185         79,185         179,330               -               -               -
   39        239,600           78,713         78,713         178,907               -               -               -
   40        253,680           77,638         77,638         177,883               -               -               -
   41        268,464           75,873         75,873         176,177               -               -               -
   42        283,987           73,324         73,324         173,695               -               -               -
   43        300,286           69,789         69,789         170,243               -               -               -
   44        317,400           65,246         65,246         165,787               -               -               -
   45        335,370           59,595         59,595         160,230               -               -               -
   46        354,239           52,609         52,609         153,358               -               -               -
   47        374,051           44,301         44,301         145,163               -               -               -
   48        394,853           34,565         34,565         135,548               -               -               -
   49        416,696           23,286         23,286         124,401               -               -               -
   50        439,631           10,351         10,351         111,606               -               -               -
   51        463,712                -              -               -               -               -               -
   52        488,998                -              -               -               -               -               -
   53        515,548                -              -               -               -               -               -
   54        543,425                -              -               -               -               -               -
   55        572,696                -              -               -               -               -               -

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.

(3)  Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I                                                                          Net 1-25         Net 1-25
GUIDELINE PREMIUM TEST                       ASSUMED HYPOTHETICAL GROSS ANNUAL
MALE NON-SMOKER STANDARD ISSUE AGE 45                RATE OF RETURN (CURRENT):            12.00% (10.57%)    12.00% (10.82%)
$100,000 INITIAL SPECIFIED AMOUNT                                 (GUARANTEED)            12.00% (10.32%)    12.00% (10.57%)
                                                    ASSUMED ANNUAL PREMIUM(1):                                      $2,000

              PREMIUMS
   END       ACCUMULATED           ASSUMING CURRENT COSTS                           ASSUMING GUARANTEED COSTS
    OF     AT 5% INTEREST    ACCUMULATION        CASH            DEATH        ACCUMULATION       CASH           DEATH
   YEAR       PER YEAR         VALUE (2)       VALUE (2)    BENEFIT (2)(3)     VALUE (2)       VALUE (2)   BENEFIT (2)(3)
    1           2,100            1,248               -         100,000           1,081               -        100,000
    2           4,305            2,800           1,309         100,000           2,429             938        100,000
    3           6,620            4,689           3,198         100,000           4,074           2,582        100,000
    4           9,051            6,771           5,280         100,000           5,855           4,364        100,000
    5          11,604            9,070           7,578         100,000           7,786           6,294        100,000
    6          14,284           11,615          10,422         100,000           9,881           8,688        100,000
    7          17,098           14,431          13,536         100,000          12,153          11,258        100,000
    8          20,053           17,546          16,949         100,000          14,618          14,021        100,000
    9          23,156           20,996          20,698         100,000          17,292          16,994        100,000
    10         26,414           24,811          24,811         100,000          20,196          20,196        100,000
    11         29,834           29,090          29,090         100,000          23,355          23,355        100,000
    12         33,426           33,830          33,830         100,000          26,799          26,799        100,000
    13         37,197           39,085          39,085         100,000          30,566          30,566        100,000
    14         41,157           44,920          44,920         100,000          34,712          34,712        100,000
    15         45,315           51,405          51,405         100,000          39,287          39,287        100,000
    16         49,681           58,583          58,583         100,000          44,349          44,349        100,000
    17         54,265           66,592          66,592         100,000          49,965          49,965        100,000
    18         59,078           75,532          75,532         100,000          56,212          56,212        100,000
    19         64,132           85,515          85,515         105,155          63,185          63,185        100,000
    20         69,439           96,584          96,584         116,849          71,000          71,000        100,000
    21         75,010          108,843         108,843         129,520          79,800          79,800        100,000
    22         80,861          122,410         122,410         144,449          89,702          89,702        105,900
    23         87,004          137,419         137,419         160,797         100,607         100,607        117,777
    24         93,454          154,030         154,030         178,706         112,600         112,600        130,700
    25        100,227          172,403         172,403         198,313         125,789         125,789        144,762
    26        107,338          192,940         192,940         220,003         140,451         140,451        160,227
    27        114,805          215,717         215,717         241,693         156,653         156,653        175,597
    28        122,645          241,007         241,007         265,245         174,580         174,580        192,222
    29        130,878          269,099         269,099         290,819         194,448         194,448        210,229
    30        139,522          300,338         300,338         318,614         216,513         216,513        229,777
    31        148,598          335,115         335,115         348,850         241,089         241,089        251,056
    32        158,128          373,640         373,640         388,958         268,157         268,157        279,250
    33        168,134          416,311         416,311         433,383         297,957         297,957        310,290
    34        178,641          463,550         463,550         482,566         330,747         330,747        344,446
    35        189,673          515,850         515,850         537,018         366,806         366,806        382,010
    36        201,256          573,709         573,709         597,261         406,430         406,430        423,290
    37        213,419          637,709         637,709         663,899         449,930         449,930        468,612
    38        226,190          708,477         708,477         737,586         497,630         497,630        518,315
    39        239,600          786,673         786,673         819,013         549,866         549,866        572,749
    40        253,680          873,056         873,056         908,966         606,994         606,994        632,288
    41        268,464          968,432         968,432       1,008,289         669,395         669,395        697,329
    42        283,987        1,073,677       1,073,677       1,117,894         737,475         737,475        768,297
    43        300,286        1,189,685       1,189,685       1,238,719         811,667         811,667        845,644
    44        317,400        1,317,523       1,317,523       1,371,868         892,424         892,424        929,842
    45        335,370        1,458,306       1,458,306       1,518,509         980,217         980,217      1,021,386
    46        354,239        1,613,158       1,613,158       1,679,820       1,075,522       1,075,522      1,120,775
    47        374,051        1,785,695       1,785,695       1,841,652       1,182,025       1,182,025      1,219,846
    48        394,853        1,978,432       1,978,432       2,020,642       1,301,661       1,301,661      1,330,157
    49        416,696        2,194,344       2,194,344       2,219,184       1,436,827       1,436,827      1,453,722
    50        439,631        2,436,962       2,436,962       2,440,106       1,590,563       1,590,563      1,593,094
    51        463,712        2,705,957       2,705,957       2,709,466       1,759,946       1,759,946      1,762,796
    52        488,998        3,004,195       3,004,195       3,008,111       1,946,020       1,946,020      1,949,266
    53        515,548        3,334,821       3,334,821       3,339,189       2,149,018       2,149,018      2,152,815
    54        543,425        3,701,310       3,701,310       3,706,184       2,367,798       2,367,798      2,372,414
    55        572,696        4,107,504       4,107,504       4,112,941       2,608,662       2,608,662      2,613,747

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.

(3)  Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II                                                                         Net 1-25         Net 26+
GUIDELINE PREMIUM TEST                       ASSUMED HYPOTHETICAL GROSS ANNUAL
MALE NON-SMOKER STANDARD ISSUE AGE 45                RATE OF RETURN (CURRENT):            12.00% (10.57%)    12.00% (10.82%)
$100,000 INITIAL SPECIFIED AMOUNT                                 (GUARANTEED)            12.00% (10.32%)    12.00% (10.57%)
                                                    ASSUMED ANNUAL PREMIUM(1):                                      $2,000

              PREMIUMS
  END        ACCUMULATED           ASSUMING CURRENT COSTS                            ASSUMING GUARANTEED COSTS
   OF      AT 5% INTEREST    ACCUMULATION        CASH             DEATH       ACCUMULATION       CASH             DEATH
  YEAR        PER YEAR         VALUE (2)       VALUE (2)     BENEFIT (2)(3)    VALUE (2)       VALUE (2)     BENEFIT (2)(3)
   1            2,100            1,243               -          101,257          1,074               -          101,103
   2            4,305            2,785           1,293          102,788          2,408             916          102,429
   3            6,620            4,655           3,164          104,645          4,026           2,535          104,037
   4            9,051            6,709           5,218          106,683          5,767           4,275          105,768
   5           11,604            8,967           7,476          108,923          7,638           6,146          107,627
   6           14,284           11,457          10,264          111,392          9,649           8,456          109,626
   7           17,098           14,200          13,305          114,114         11,805          10,910          111,770
   8           20,053           17,221          16,625          117,110         14,114          13,517          114,065
   9           23,156           20,552          20,253          120,414         16,582          16,283          116,519
  10           26,414           24,214          24,214          124,047         19,214          19,214          119,137
  11           29,834           28,296          28,296          128,098         22,021          22,021          121,929
  12           33,426           32,783          32,783          132,550         25,012          25,012          124,904
  13           37,197           37,713          37,713          137,441         28,203          28,203          128,078
  14           41,157           43,134          43,134          142,819         31,614          31,614          131,469
  15           45,315           49,094          49,094          148,732         35,266          35,266          135,100
  16           49,681           55,563          55,563          155,156         39,170          39,170          138,982
  17           54,265           62,685          62,685          162,222         43,337          43,337          143,126
  18           59,078           70,508          70,508          169,983         47,775          47,775          147,541
  19           64,132           79,111          79,111          178,519         52,490          52,490          152,232
  20           69,439           88,585          88,585          187,916         57,488          57,488          157,205
  21           75,010           98,992          98,992          198,242         62,778          62,778          162,470
  22           80,861          110,437         110,437          209,596         68,374          68,374          168,039
  23           87,004          123,004         123,004          222,066         74,291          74,291          173,928
  24           93,454          136,838         136,838          235,789         80,545          80,545          180,153
  25          100,227          152,024         152,024          250,858         87,147          87,147          186,724
  26          107,338          168,920         168,920          267,603         94,216          94,216          193,752
  27          114,805          187,481         187,481          286,018        101,634         101,634          201,140
  28          122,645          207,924         207,924          306,297        109,378         109,378          208,855
  29          130,878          230,392         230,392          328,588        117,408         117,408          216,860
  30          139,522          255,114         255,114          353,113        125,691         125,691          225,121
  31          148,598          282,313         282,313          380,096        134,199         134,199          233,610
  32          158,128          312,200         312,200          409,749        142,915         142,915          242,307
  33          168,134          345,075         345,075          442,363        151,826         151,826          251,201
  34          178,641          381,193         381,193          478,198        160,928         160,928          260,287
  35          189,673          420,973         420,973          517,657        170,192         170,192          269,536
  36          201,256          464,688         464,688          561,029        179,553         179,553          278,889
  37          213,419          512,792         512,792          608,750        188,915         188,915          288,251
  38          226,190          565,747         565,747          661,281        198,132         198,132          297,481
  39          239,600          623,988         623,988          719,060        207,025         207,025          306,401
  40          253,680          688,112         688,112          782,671        215,419         215,419          314,839
  41          268,464          758,720         758,720          852,712        223,150         223,150          322,628
  42          283,987          836,473         836,473          929,842        230,066         230,066          329,615
  43          300,286          922,009         922,009        1,014,697        236,007         236,007          335,641
  44          317,400        1,016,226       1,016,226        1,108,157        240,804         240,804          340,538
  45          335,370        1,120,046       1,120,046        1,211,138        244,258         244,258          344,109
  46          354,239        1,234,373       1,234,373        1,324,548        246,123         246,123          346,113
  47          374,051        1,360,469       1,360,469        1,449,615        246,085         246,085          346,241
  48          394,853        1,499,611       1,499,611        1,587,618        243,708         243,708          344,069
  49          416,696        1,653,222       1,653,222        1,739,965        238,359         238,359          338,978
  50          439,631        1,822,884       1,822,884        1,908,225        228,851         228,851          329,834
  51          463,712        2,010,165       2,010,165        2,093,967        212,951         212,951          314,492
  52          488,998        2,217,176       2,217,176        2,299,255        186,076         186,076          288,575
  53          515,548        2,446,092       2,446,092        2,526,257        137,678         137,678          242,057
  54          543,425        2,699,328       2,699,328        2,777,368         49,511          49,511          157,366
  55          572,696        2,979,573       2,979,573        3,055,254              -               -                -

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.

(3)  Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I                                                                          Net 1-25         Net 26+
CASH VALUE ACCUMULATION TEST                 ASSUMED HYPOTHETICAL GROSS ANNUAL
MALE NON-SMOKER STANDARD ISSUE AGE 45                RATE OF RETURN (CURRENT):             0.00% (-1.43%)     0.00% (-1.18%)
$100,000 INITIAL SPECIFIED AMOUNT                                 (GUARANTEED)             0.00% (-1.68%)     0.00% (-1.43%)
                                                    ASSUMED ANNUAL PREMIUM(1):                                      $2,000

                 PREMIUMS
   END          ACCUMULATED            ASSUMING CURRENT COSTS                        ASSUMING GUARANTEED COSTS
    OF        AT 5% INTEREST   ACCUMULATION       CASH            DEATH        ACCUMULATION      CASH            DEATH
   YEAR          PER YEAR        VALUE (2)      VALUE (2)    BENEFIT (2)(3)     VALUE (2)      VALUE (2)    BENEFIT (2)(3)
    1              2,100           1,073              -         100,000             916              -         100,000
    2              4,305           2,292            801         100,000           1,962            471         100,000
    3              6,620           3,655          2,163         100,000           3,136          1,644         100,000
    4              9,051           4,989          3,498         100,000           4,256          2,764         100,000
    5             11,604           6,298          4,806         100,000           5,319          3,827         100,000
    6             14,284           7,587          6,394         100,000           6,324          5,131         100,000
    7             17,098           8,854          7,959         100,000           7,265          6,371         100,000
    8             20,053          10,097          9,500         100,000           8,137          7,541         100,000
    9             23,156          11,319         11,020         100,000           8,933          8,635         100,000
    10            26,414          12,511         12,511         100,000           9,647          9,647         100,000
    11            29,834          13,725         13,725         100,000          10,273         10,273         100,000
    12            33,426          14,898         14,898         100,000          10,808         10,808         100,000
    13            37,197          16,020         16,020         100,000          11,249         11,249         100,000
    14            41,157          17,093         17,093         100,000          11,591         11,591         100,000
    15            45,315          18,113         18,113         100,000          11,828         11,828         100,000
    16            49,681          19,013         19,013         100,000          11,949         11,949         100,000
    17            54,265          19,865         19,865         100,000          11,941         11,941         100,000
    18            59,078          20,649         20,649         100,000          11,787         11,787         100,000
    19            64,132          21,371         21,371         100,000          11,466         11,466         100,000
    20            69,439          22,035         22,035         100,000          10,958         10,958         100,000
    21            75,010          22,617         22,617         100,000          10,240         10,240         100,000
    22            80,861          23,121         23,121         100,000           9,292          9,292         100,000
    23            87,004          23,527         23,527         100,000           8,093          8,093         100,000
    24            93,454          23,849         23,849         100,000           6,615          6,615         100,000
    25           100,227          24,052         24,052         100,000           4,823          4,823         100,000
    26           107,338          24,215         24,215         100,000           2,674          2,674         100,000
    27           114,805          24,231         24,231         100,000              79             79         100,000
    28           122,645          24,122         24,122         100,000               -              -               -
    29           130,878          23,838         23,838         100,000               -              -               -
    30           139,522          23,378         23,378         100,000               -              -               -
    31           148,598          22,719         22,719         100,000               -              -               -
    32           158,128          21,805         21,805         100,000               -              -               -
    33           168,134          20,628         20,628         100,000               -              -               -
    34           178,641          19,114         19,114         100,000               -              -               -
    35           189,673          17,287         17,287         100,000               -              -               -
    36           201,256          15,018         15,018         100,000               -              -               -
    37           213,419          12,284         12,284         100,000               -              -               -
    38           226,190           9,015          9,015         100,000               -              -               -
    39           239,600           5,064          5,064         100,000               -              -               -
    40           253,680             356            356         100,000               -              -               -
    41           268,464               -              -         100,000               -              -               -
    42           283,987               -              -         100,000               -              -               -
    43           300,286               -              -         100,000               -              -               -
    44           317,400               -              -         100,000               -              -               -
    45           335,370               -              -         100,000               -              -               -
    46           354,239               -              -         100,000               -              -               -
    47           374,051               -              -         100,000               -              -               -
    48           394,853               -              -         100,000               -              -               -
    49           416,696               -              -         100,000               -              -               -
    50           439,631               -              -         100,000               -              -               -
    51           461,613               -              -         100,000               -              -               -
    52           484,695               -              -         100,000               -              -               -
    53           508,931               -              -         100,000               -              -               -
    54           534,378               -              -         100,000               -              -               -
    55           561,098               -              -         100,000               -              -               -

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.

(3)  Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II                                                                         Net 1-25         Net 26+
CASH VALUE ACCUMULATION TEST                 ASSUMED HYPOTHETICAL GROSS ANNUAL
MALE NON-SMOKER STANDARD ISSUE AGE 45                RATE OF RETURN (CURRENT):             0.00% (-1.43%)     0.00% (-1.18%)
$100,000 INITIAL SPECIFIED AMOUNT                                 (GUARANTEED)             0.00% (-1.68%)     0.00% (-1.43%)
                                                    ASSUMED ANNUAL PREMIUM(1):                                      $2,000

                PREMIUMS
   END         ACCUMULATED              ASSUMING CURRENT COSTS                            ASSUMING GUARANTEED COSTS
    OF       AT 5% INTEREST     ACCUMULATION        CASH             DEATH        ACCUMULATION        CASH             DEATH
   YEAR         PER YEAR          VALUE (2)       VALUE (2)     BENEFIT (2)(3)     VALUE (2)        VALUE (2)     BENEFIT (2)(3)
    1             2,100             1,069               -          101,095             910                -          100,949
    2             4,305             2,280             788          102,309           1,945              453          101,988
    3             6,620             3,629           2,138          103,662           3,100            1,608          103,148
    4             9,051             4,945           3,454          104,981           4,194            2,702          104,248
    5            11,604             6,231           4,739          106,269           5,223            3,731          105,282
    6            14,284             7,492           6,299          107,532           6,185            4,992          106,250
    7            17,098             8,725           7,830          108,767           7,072            6,177          107,143
    8            20,053             9,929           9,333          109,974           7,879            7,282          107,956
    9            23,156            11,107          10,809          111,154           8,597            8,299          108,682
    10           26,414            12,249          12,249          112,299           9,219            9,219          109,311
    11           29,834            13,403          13,403          113,456           9,739            9,739          109,840
    12           33,426            14,507          14,507          114,565          10,152           10,152          110,262
    13           37,197            15,547          15,547          115,610          10,454           10,454          110,573
    14           41,157            16,525          16,525          116,594          10,642           10,642          110,770
    15           45,315            17,436          17,436          117,510          10,708           10,708          110,846
    16           49,681            18,196          18,196          118,282          10,641           10,641          110,791
    17           54,265            18,890          18,890          118,982          10,429           10,429          110,590
    18           59,078            19,497          19,497          119,596          10,054           10,054          110,229
    19           64,132            20,020          20,020          120,126           9,496            9,496          109,687
    20           69,439            20,465          20,465          120,577           8,738            8,738          108,945
    21           75,010            20,801          20,801          120,923           7,761            7,761          107,986
    22           80,861            21,032          21,032          121,163           6,553            6,553          106,797
    23           87,004            21,132          21,132          121,273           5,101            5,101          105,366
    24           93,454            21,121          21,121          121,271           3,393            3,393          103,678
    25          100,227            20,951          20,951          121,115           1,407            1,407          101,715
    26          107,338            20,702          20,702          120,872               -                -                -
    27          114,805            20,258          20,258          120,444               -                -                -
    28          122,645            19,653          19,653          119,852               -                -                -
    29          130,878            18,825          18,825          119,043               -                -                -
    30          139,522            17,781          17,781          118,017               -                -                -
    31          148,598            16,499          16,499          116,754               -                -                -
    32          158,128            14,918          14,918          115,199               -                -                -
    33          168,134            13,045          13,045          113,350               -                -                -
    34          178,641            10,808          10,808          111,143               -                -                -
    35          189,673             8,267           8,267          108,627               -                -                -
    36          201,256             5,299           5,299          105,694               -                -                -
    37          213,419             1,922           1,922          102,352               -                -                -
    38          226,190                 -               -                -               -                -                -
    39          239,600                 -               -                -               -                -                -
    40          253,680                 -               -                -               -                -                -
    41          268,464                 -               -                -               -                -                -
    42          283,987                 -               -                -               -                -                -
    43          300,286                 -               -                -               -                -                -
    44          317,400                 -               -                -               -                -                -
    45          335,370                 -               -                -               -                -                -
    46          354,239                 -               -                -               -                -                -
    47          374,051                 -               -                -               -                -                -
    48          394,853                 -               -                -               -                -                -
    49          416,696                 -               -                -               -                -                -
    50          439,631                 -               -                -               -                -                -
    51          461,613                 -               -                -               -                -                -
    52          484,695                 -               -                -               -                -                -
    53          508,931                 -               -                -               -                -                -
    54          534,378                 -               -                -               -                -                -
    55          561,098                 -               -                -               -                -                -

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.

(3)  Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I                                                                          Net 1-25         Net 26+
CASH VALUE ACCUMULATION TEST                 ASSUMED HYPOTHETICAL GROSS ANNUAL
MALE NON-SMOKER STANDARD ISSUE AGE 45                RATE OF RETURN (CURRENT):             6.00% (4.57%)     6.00% (4.82%)
$100,000 INITIAL SPECIFIED AMOUNT                                 (GUARANTEED)             6.00% (4.32%)     6.00% (4.57%)
                                                    ASSUMED ANNUAL PREMIUM(1):                                    $2,000

               PREMIUMS
   END        ACCUMULATED            ASSUMING CURRENT COSTS                            ASSUMING GUARANTEED COSTS
    OF      AT 5% INTEREST    ACCUMULATION        CASH             DEATH        ACCUMULATION       CASH            DEATH
   YEAR        PER YEAR         VALUE (2)       VALUE (2)     BENEFIT (2)(3)     VALUE (2)       VALUE (2)    BENEFIT (2)(3)
     1           2,100            1,160               -          100,000             998               -         100,000
     2           4,305            2,541           1,049          100,000           2,190             699         100,000
     3           6,620            4,150           2,659          100,000           3,585           2,093         100,000
     4           9,051            5,826           4,335          100,000           5,006           3,514         100,000
     5          11,604            7,574           6,082          100,000           6,452           4,960         100,000
     6          14,284            9,402           8,208          100,000           7,923           6,729         100,000
     7          17,098           11,311          10,417          100,000           9,412           8,517         100,000
     8          20,053           13,306          12,710          100,000          10,917          10,320         100,000
     9          23,156           15,392          15,094          100,000          12,432          12,134         100,000
    10          26,414           17,566          17,566          100,000          13,950          13,950         100,000
    11          29,834           19,886          19,886          100,000          15,471          15,471         100,000
    12          33,426           22,296          22,296          100,000          16,988          16,988         100,000
    13          37,197           24,791          24,791          100,000          18,503          18,503         100,000
    14          41,157           27,379          27,379          100,000          20,011          20,011         100,000
    15          45,315           30,066          30,066          100,000          21,511          21,511         100,000
    16          49,681           32,808          32,808          100,000          22,993          22,993         100,000
    17          54,265           35,673          35,673          100,000          24,450          24,450         100,000
    18          59,078           38,655          38,655          100,000          25,869          25,869         100,000
    19          64,132           41,769          41,769          100,000          27,236          27,236         100,000
    20          69,439           45,030          45,030          100,000          28,541          28,541         100,000
    21          75,010           48,434          48,434          100,000          29,770          29,770         100,000
    22          80,861           51,998          51,998          100,000          30,915          30,915         100,000
    23          87,004           55,727          55,727          100,000          31,961          31,961         100,000
    24          93,454           59,650          59,650          100,000          32,895          32,895         100,000
    25         100,227           63,769          63,769          100,000          33,696          33,696         100,000
    26         107,338           68,198          68,198          103,155          34,408          34,408         100,000
    27         114,805           72,780          72,780          107,893          34,919          34,919         100,000
    28         122,645           77,534          77,534          112,714          35,175          35,175         100,000
    29         130,878           82,448          82,448          117,618          35,106          35,106         100,000
    30         139,522           87,531          87,531          122,633          34,634          34,634         100,000
    31         148,598           92,787          92,787          127,774          33,673          33,673         100,000
    32         158,128           98,204          98,204          133,032          32,122          32,122         100,000
    33         168,134          103,792         103,792          138,419          29,860          29,860         100,000
    34         178,641          109,539         109,539          143,913          26,737          26,737         100,000
    35         189,673          115,475         115,475          149,538          22,543          22,543         100,000
    36         201,256          121,572         121,572          155,257          16,988          16,988         100,000
    37         213,419          127,851         127,851          161,092           9,654           9,654         100,000
    38         226,190          134,318         134,318          167,063               -               -               -
    39         239,600          140,957         140,957          173,172               -               -               -
    40         253,680          147,787         147,787          179,462               -               -               -
    41         268,464          154,805         154,805          185,946               -               -               -
    42         283,987          162,010         162,010          192,626               -               -               -
    43         300,286          169,370         169,370          199,459               -               -               -
    44         317,400          176,912         176,912          206,456               -               -               -
    45         335,370          184,645         184,645          213,606               -               -               -
    46         354,239          192,550         192,550          220,854               -               -               -
    47         374,051          200,687         200,687          228,219               -               -               -
    48         394,853          209,093         209,093          235,688               -               -               -
    49         416,696          217,827         217,827          243,247               -               -               -
    50         439,631          226,970         226,970          250,886               -               -               -
    51         461,613          236,591         236,591          258,595               -               -               -
    52         484,695          246,875         246,875          266,502               -               -               -
    53         508,931          257,987         257,987          274,788               -               -               -
    54         534,378          270,101         270,101          283,729               -               -               -
    55         561,098          283,366         283,366          293,690               -               -               -

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.

(3)  Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II                                                                         Net 1-25         Net 26+
CASH VALUE ACCUMULATION TEST                 ASSUMED HYPOTHETICAL GROSS ANNUAL
MALE NON-SMOKER STANDARD ISSUE AGE 45                RATE OF RETURN (CURRENT):             6.00% (4.57%)     6.00% (4.82%)
$100,000 INITIAL SPECIFIED AMOUNT                                 (GUARANTEED)             6.00% (4.32%)     6.00% (4.57%)
                                                    ASSUMED ANNUAL PREMIUM(1):                                    $2,000

             PREMIUMS
  END       ACCUMULATED             ASSUMING CURRENT COSTS                           ASSUMING GUARANTEED COSTS
   OF     AT 5% INTEREST    ACCUMULATION       CASH            DEATH        ACCUMULATION        CASH            DEATH
  YEAR       PER YEAR         VALUE (2)      VALUE (2)    BENEFIT (2)(3)     VALUE (2)        VALUE (2)    BENEFIT (2)(3)
   1           2,100            1,156              -         101,176             991                -         101,026
   2           4,305            2,527          1,035         102,544           2,171              679         102,204
   3           6,620            4,121          2,630         104,134           3,543            2,052         103,575
   4           9,051            5,774          4,283         105,782           4,932            3,440         104,962
   5          11,604            7,490          5,999         107,493           6,332            4,841         106,362
   6          14,284            9,279          8,085         109,275           7,742            6,549         107,771
   7          17,098           11,139         10,244         111,129           9,152            8,257         109,181
   8          20,053           13,072         12,476         113,057          10,555            9,958         110,584
   9          23,156           15,085         14,786         115,062          11,942           11,643         111,972
   10         26,414           17,169         17,169         117,140          13,301           13,301         113,334
   11         29,834           19,380         19,380         119,345          14,624           14,624         114,660
   12         33,426           21,657         21,657         121,617          15,904           15,904         115,943
   13         37,197           23,989         23,989         123,944          17,131           17,131         117,176
   14         41,157           26,379         26,379         126,329          18,299           18,299         118,348
   15         45,315           28,823         28,823         128,769          19,395           19,395         119,450
   16         49,681           31,245         31,245         131,193          20,402           20,402         120,465
   17         54,265           33,733         33,733         133,675          21,301           21,301         121,373
   18         59,078           36,264         36,264         136,203          22,068           22,068         122,151
   19         64,132           38,845         38,845         138,779          22,673           22,673         122,770
   20         69,439           41,480         41,480         141,410          23,087           23,087         123,200
   21         75,010           44,142         44,142         144,069          23,280           23,280         123,412
   22         80,861           46,832         46,832         146,757          23,227           23,227         123,380
   23         87,004           49,525         49,525         149,449          22,898           22,898         123,075
   24         93,454           52,238         52,238         152,161          22,266           22,266         122,468
   25        100,227           54,923         54,923         154,849          21,290           21,290         121,521
   26        107,338           57,697         57,697         157,615          19,969           19,969         120,230
   27        114,805           60,408         60,408         160,332          18,183           18,183         118,484
   28        122,645           63,086         63,086         163,012          15,848           15,848         116,196
   29        130,878           65,663         65,663         165,598          12,868           12,868         113,270
   30        139,522           68,138         68,138         168,082           9,148            9,148         109,613
   31        148,598           70,481         70,481         170,435           4,601            4,601         105,136
   32        158,128           72,620         72,620         172,592               -                -               -
   33        168,134           74,547         74,547         174,536               -                -               -
   34        178,641           76,175         76,175         176,190               -                -               -
   35        189,673           77,545         77,545         177,582               -                -               -
   36        201,256           78,514         78,514         178,586               -                -               -
   37        213,419           79,077         79,077         179,183               -                -               -
   38        226,190           79,185         79,185         179,330               -                -               -
   39        239,600           78,713         78,713         178,907               -                -               -
   40        253,680           77,638         77,638         177,883               -                -               -
   41        268,464           75,873         75,873         176,177               -                -               -
   42        283,987           73,324         73,324         173,695               -                -               -
   43        300,286           69,789         69,789         170,243               -                -               -
   44        317,400           65,246         65,246         165,787               -                -               -
   45        335,370           59,595         59,595         160,230               -                -               -
   46        354,239           52,609         52,609         153,358               -                -               -
   47        374,051           44,301         44,301         145,163               -                -               -
   48        394,853           34,565         34,565         135,548               -                -               -
   49        416,696           23,286         23,286         124,401               -                -               -
   50        439,631           10,351         10,351         111,606               -                -               -
   51        461,613                -              -               -               -                -               -
   52        484,695                -              -               -               -                -               -
   53        508,931                -              -               -               -                -               -
   54        534,378                -              -               -               -                -               -
   55        561,098                -              -               -               -                -               -

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.

(3)  Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION I                                                                          Net 1-25         Net 26+
CASH VALUE ACCUMULATION TEST                 ASSUMED HYPOTHETICAL GROSS ANNUAL
MALE NON-SMOKER STANDARD ISSUE AGE 45                RATE OF RETURN (CURRENT):            12.00% (10.57%)    12.00% (10.82%)
$100,000 INITIAL SPECIFIED AMOUNT                                 (GUARANTEED)            12.00% (10.32%)    12.00% (10.57%)
                                                    ASSUMED ANNUAL PREMIUM(1):                                      $2,000

              PREMIUMS
   END       ACCUMULATED             ASSUMING CURRENT COSTS                         ASSUMING GUARANTEED COSTS
    OF     AT 5% INTEREST    ACCUMULATION        CASH            DEATH        ACCUMULATION       CASH            DEATH
   YEAR       PER YEAR         VALUE (2)       VALUE (2)    BENEFIT (2)(3)     VALUE (2)       VALUE (2)    BENEFIT (2)(3)
    1           2,100            1,248               -         100,000           1,081               -         100,000
    2           4,305            2,800           1,309         100,000           2,429             938         100,000
    3           6,620            4,689           3,198         100,000           4,074           2,582         100,000
    4           9,051            6,771           5,280         100,000           5,855           4,364         100,000
    5          11,604            9,070           7,578         100,000           7,786           6,294         100,000
    6          14,284           11,615          10,422         100,000           9,881           8,688         100,000
    7          17,098           14,431          13,536         100,000          12,153          11,258         100,000
    8          20,053           17,546          16,949         100,000          14,618          14,021         100,000
    9          23,156           20,996          20,698         100,000          17,292          16,994         100,000
    10         26,414           24,811          24,811         100,000          20,196          20,196         100,000
    11         29,834           29,090          29,090         100,000          23,355          23,355         100,000
    12         33,426           33,830          33,830         100,000          26,799          26,799         100,000
    13         37,197           39,085          39,085         100,000          30,566          30,566         100,000
    14         41,157           44,920          44,920         100,000          34,712          34,712         100,000
    15         45,315           51,405          51,405         100,013          39,287          39,287         100,000
    16         49,681           58,532          58,532         110,979          44,349          44,349         100,000
    17         54,265           66,380          66,380         122,698          49,965          49,965         100,000
    18         59,078           75,010          75,010         135,229          56,208          56,208         101,426
    19         64,132           84,503          84,503         148,657          63,026          63,026         110,981
    20         69,439           94,950          94,950         163,083          70,408          70,408         121,051
    21         75,010          106,426         106,426         178,577          78,393          78,393         131,674
    22         80,861          119,036         119,036         195,245          87,024          87,024         142,889
    23         87,004          132,874         132,874         213,165          96,350          96,350         154,738
    24         93,454          148,080         148,080         232,473         106,423         106,423         167,261
    25        100,227          164,749         164,749         253,234         117,296         117,296         180,497
    26        107,338          183,246         183,246         275,878         129,167         129,167         194,687
    27        114,805          203,518         203,518         300,295         141,957         141,957         209,707
    28        122,645          225,779         225,779         326,692         155,707         155,707         225,577
    29        130,878          250,166         250,166         355,217         170,455         170,455         242,341
    30        139,522          276,896         276,896         386,128         186,245         186,245         260,061
    31        148,598          306,179         306,179         419,663         203,129         203,129         278,803
    32        158,128          338,196         338,196         456,004         221,174         221,174         298,641
    33        168,134          373,222         373,222         495,416         240,458         240,458         319,650
    34        178,641          411,462         411,462         538,064         261,074         261,074         341,907
    35        189,673          453,312         453,312         584,297         283,113         283,113         365,470
    36        201,256          498,966         498,966         634,251         306,650         306,650         390,385
    37        213,419          548,831         548,831         688,309         331,749         331,749         416,705
    38        226,190          603,296         603,296         746,883         358,448         358,448         444,470
    39        239,600          662,677         662,677         810,343         386,772         386,772         473,734
    40        253,680          727,475         727,475         879,287         416,761         416,761         504,588
    41        268,464          798,139         798,139         954,236         448,477         448,477         537,129
    42        283,987          875,148         875,148       1,035,692         482,012         482,012         571,463
    43        300,286          958,857         958,857       1,123,953         517,481         517,481         607,687
    44        317,400        1,049,976       1,049,976       1,219,629         555,025         555,025         645,900
    45        335,370        1,149,167       1,149,167       1,323,233         594,816         594,816         686,195
    46        354,239        1,256,977       1,256,977       1,435,053         637,053         637,053         728,665
    47        374,051        1,374,516       1,374,516       1,555,833         681,980         681,980         773,392
    48        394,853        1,502,885       1,502,885       1,686,177         729,880         729,880         820,441
    49        416,696        1,643,441       1,643,441       1,826,713         781,083         781,083         869,836
    50        439,631        1,797,910       1,797,910       1,978,138         835,792         835,792         921,358
    51        461,613        1,968,134       1,968,134       2,141,197         893,890         893,890         974,465
    52        484,695        2,157,183       2,157,183       2,317,886         954,436         954,436       1,027,864
    53        508,931        2,368,432       2,368,432       2,510,967       1,014,426       1,014,426       1,078,475
    54        534,378        2,605,794       2,605,794       2,724,577       1,070,767       1,070,767       1,123,537
    55        561,098        2,873,523       2,873,523       2,964,404       1,145,902       1,145,902       1,185,190

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.

(3)  Increase due to adjustment by the corridor percentage.

JEFFERSON PILOT FINANCIAL INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

DEATH BENEFIT OPTION II                                                                         Net 1-25         Net 26+
CASH VALUE ACCUMULATION TEST                 ASSUMED HYPOTHETICAL GROSS ANNUAL
MALE NON-SMOKER STANDARD ISSUE AGE 45                RATE OF RETURN (CURRENT):            12.00% (10.57%)    12.00% (10.82%)
$100,000 INITIAL SPECIFIED AMOUNT                                 (GUARANTEED)            12.00% (10.32%)    12.00% (10.57%)
                                                    ASSUMED ANNUAL PREMIUM(1):                                      $2,000

              PREMIUMS
  END        ACCUMULATED           ASSUMING CURRENT COSTS                           ASSUMING GUARANTEED COSTS
   OF      AT 5% INTEREST    ACCUMULATION        CASH            DEATH        ACCUMULATION       CASH            DEATH
  YEAR        PER YEAR         VALUE (2)       VALUE (2)    BENEFIT (2)(3)     VALUE (2)       VALUE (2)    BENEFIT (2)(3)
   1            2,100            1,243               -         101,257           1,074               -         101,103
   2            4,305            2,785           1,293         102,788           2,408             916         102,429
   3            6,620            4,655           3,164         104,645           4,026           2,535         104,037
   4            9,051            6,709           5,218         106,683           5,767           4,275         105,768
   5           11,604            8,967           7,476         108,923           7,638           6,146         107,627
   6           14,284           11,457          10,264         111,392           9,649           8,456         109,626
   7           17,098           14,200          13,305         114,114          11,805          10,910         111,770
   8           20,053           17,221          16,625         117,110          14,114          13,517         114,065
   9           23,156           20,552          20,253         120,414          16,582          16,283         116,519
  10           26,414           24,214          24,214         124,047          19,214          19,214         119,137
  11           29,834           28,296          28,296         128,098          22,021          22,021         121,929
  12           33,426           32,783          32,783         132,550          25,012          25,012         124,904
  13           37,197           37,713          37,713         137,441          28,203          28,203         128,078
  14           41,157           43,134          43,134         142,819          31,614          31,614         131,469
  15           45,315           49,094          49,094         148,732          35,266          35,266         135,100
  16           49,681           55,563          55,563         155,156          39,170          39,170         138,982
  17           54,265           62,685          62,685         162,222          43,337          43,337         143,126
  18           59,078           70,508          70,508         169,983          47,775          47,775         147,541
  19           64,132           79,111          79,111         178,519          52,490          52,490         152,232
  20           69,439           88,585          88,585         187,916          57,488          57,488         157,205
  21           75,010           98,992          98,992         198,242          62,778          62,778         162,470
  22           80,861          110,437         110,437         209,596          68,374          68,374         168,039
  23           87,004          123,004         123,004         222,066          74,291          74,291         173,928
  24           93,454          136,838         136,838         235,789          80,545          80,545         180,153
  25          100,227          152,024         152,024         250,858          87,147          87,147         186,724
  26          107,338          168,920         168,920         267,603          94,216          94,216         193,752
  27          114,805          187,481         187,481         286,018         101,634         101,634         201,140
  28          122,645          207,924         207,924         306,297         109,378         109,378         208,855
  29          130,878          230,392         230,392         328,588         117,408         117,408         216,860
  30          139,522          255,101         255,101         355,736         125,691         125,691         225,121
  31          148,598          282,220         282,220         386,825         134,199         134,199         233,610
  32          158,128          311,882         311,882         420,524         142,915         142,915         242,307
  33          168,134          344,331         344,331         457,067         151,826         151,826         251,201
  34          178,641          379,758         379,758         496,607         160,928         160,928         260,287
  35          189,673          418,531         418,531         539,468         170,192         170,192         269,536
  36          201,256          460,830         460,830         585,775         179,553         179,553         278,889
  37          213,419          507,029         507,029         635,884         188,915         188,915         288,251
  38          226,190          557,491         557,491         690,177         198,132         198,132         297,481
  39          239,600          612,509         612,509         748,995         207,025         207,025         306,401
  40          253,680          672,546         672,546         812,895         215,419         215,419         314,839
  41          268,464          738,017         738,017         882,357         223,150         223,150         322,628
  42          283,987          809,369         809,369         957,846         230,066         230,066         329,615
  43          300,286          886,930         886,930       1,039,642         236,007         236,007         335,641
  44          317,400          971,356         971,356       1,128,307         240,804         240,804         340,538
  45          335,370        1,063,262       1,063,262       1,224,317         244,258         244,258         344,109
  46          354,239        1,163,155       1,163,155       1,327,941         246,123         246,123         346,113
  47          374,051        1,272,064       1,272,064       1,439,866         246,085         246,085         346,241
  48          394,853        1,391,006       1,391,006       1,560,653         243,708         243,708         344,069
  49          416,696        1,521,240       1,521,240       1,690,885         238,359         238,359         338,978
  50          439,631        1,664,365       1,664,365       1,831,206         228,851         228,851         329,834
  51          461,613        1,822,086       1,822,086       1,982,308         212,951         212,951         314,492
  52          484,695        1,997,249       1,997,249       2,146,038         186,076         186,076         288,575
  53          508,931        2,192,977       2,192,977       2,324,954         137,678         137,678         242,057
  54          534,378        2,412,898       2,412,898       2,522,888          49,511          49,511         157,366
  55          561,098        2,660,769       2,660,769       2,744,921               -               -               -

(1) Assumes a $2,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of additional premium payment.

(3) Increase due to adjustment by the corridor percentage.

                                    PART II

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the SEC such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Securities and Exchange Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

                     UNDERTAKING REGARDING INDEMNIFICATION

Pursuant to Rule 484(b)(1) of the Securities Act of 1933, insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        REPRESENTATIONS REGARDING THE REASONABLENESS OF FEES AND CHARGES

Jefferson Pilot Financial Insurance Company hereby represents that the fees and charges deducted under the Flexible Premium Variable Life Insurance Policies hereby registered by this Registration Statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Jefferson Pilot Financial Insurance Company.

                    REPRESENTATION PURSUANT TO RULE 6e-3(T)

This filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940, as amended (the "1940 Act").

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following pages and documents:

The facing sheet

The prospectus consisting of 63 pages

The undertaking to file reports

The undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1933 regarding indemnification

The representation as to fees and charges.

The representation pursuant to Rule 6e-3(T)

The signatures

Written consents of the following persons:

(a) Richard Dielensnyder, FSA, MAAA, contained in Exhibit 6 below.

(b) (to be filed by Amendment).

The following exhibits:

  1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

  (a) (i) Certified Copy of Resolution of the Executive Committee of the Board of Directors of JP Financial Insurance Company establishing Chubb Separate Account A. (Incorporated by reference to Registrant's Registration Statement on Form S-6, filed on December 10, 1993, File No. 33-72830.)

  (ii) Certified Copy of Resolution of the Board of Directors of JP Financial Insurance Company authorizing the registration of a new policy offered through the Chubb Separate Account A (Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-6, filed on March 13, 1996, File No. 33-01781).

  (b) Not Applicable

  (c) (i) Form of Distribution Agreement among JP Financial Insurance Company, Chubb Separate Account A, and Chubb Securities Corporation. (Incorporated by reference to Registrant's Registration Statement on Form S-6, filed on December 10, 1993, File No. 33-72830.)

  (ii) Specimen Variable Contracts Selling Agreement between Jefferson Pilot Variable Corporation and Selling Broker-Dealers (to be filed by Amendment).

 (iii) Schedule of Sales Commissions (to be filed by Amendment)

  (d) Not Applicable

  (e)

  (i) Specimen last survivor flexible premium variable life insurance policy (to be filed by Amendment)

  (ii) Forms of Riders (to be filed by Amendment)

  (f) (i) Amended and Restated Charter, with all amendments, of JP Financial Insurance Company. Incorporated by reference to Exhibit 1(f)(i) of Registrant's Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, filed March 13, 1996, File No. 33-01781.

  (ii) By-Laws of JP Financial Insurance Company. (Incorporated by reference to
Exhibit 1(f)(i) of Registrant's Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, filed March 13, 1996, File No. 33-01781.

  (g) Not Applicable

  (h) (i) Participation Agreement by and among Oppenheimer Variable Account Funds, Chubb Life Insurance Company and Oppenheimer Funds Inc., dated January 8, 1998.*

  (ii) Participation Agreement among MFS Variable Trust, Chubb Life Insurance Company and Massachusetts Financial Services Company dated December 9, 1997.*

  (iii) Participation Agreement among Templeton Variable Products Series Fund, Franklin Templeton Distributors Inc., and Chubb Life Insurance Company, dated May 1, 1995.*

  (iv) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Chubb Life Insurance Company dated May 1, 1996.*

  (v) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Chubb Life Insurance Company dated May 1, 1996.*


* Incorporated by reference to Post-Effective Amendment No. 3 to Registrant's Registration Statement on Form S-6 dated December 1, 1998, File No. 33-01781.

  (i) Not applicable


  (j) Specimen Application (to be filed by Amendment)


  2. Opinion of counsel as to securities being registered (to be filed by Amendment).

  3. Not applicable.

  4. Not applicable.


  5. Actuarial opinions and consents of Richard Dielensnyder, FSA, MAAA (to be filed by Amendment).

  6. Consent of independent auditors (to be filed by Amendment).


  7. Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) under the 1940 Act (to be filed by Amendment).

  8. Form of Reinsurance Agreement. (Incorporated by reference to Registrant's Pre-effective Amendment No. 1 to the Registration Statement on Form S-6, filed May 24, 1994, File No. 33-72830).

  9. Memorandum regarding reliance on Order of the Commission to deduct the DAC Tax Charge (Incorporated by reference to Pre-Effective Amendment No.1 to the Registration Statement on Form S-6 filed on March 13, 1996, File No. 33-01781).

 27. Financial Data Schedule. Not Applicable.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant, JPF Separate Account A, has caused this Registration Statement on Form S-6 to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Concord, New Hampshire, on the 15th day of December, 1999.

 (Seal)                    JPF Separate Account A
                           (Registrant)

                           Jefferson Pilot Financial Insurance Company
                           (Depositor)

                           By: /s/ Charles C. Cornelio
                               ---------------------------
                                   Charles C. Cornelio
                           Title: Executive Vice President


 Attest:          /s/ Ronald Angarella
                  ---------------------------
                  Ronald Angarella
                  Senior Vice President

                                     II-58t

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, Jefferson Pilot Financial Insurance Company has caused this Registration Statement on Form S-6 to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Concord, New Hampshire on the 15th day of December, 1999.

(Seal)                     Jefferson Pilot Financial Insurance Company
                           By:     /s/ Charles C. Cornelio
                                   ----------------------------
                                   Charles C. Cornelio
                           Title: Executive Vice President

Attest:  /s/ Ronald Angarella
         --------------------------------
         Ronald Angarella
         Senior Vice President

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures                  Title

/s/ Dennis R. Glass
-----------------------------------
Dennis R. Glass            Director

 /s/ Kenneth C. Mlekosh
-----------------------------------
Kenneth C. Mlekosh         Director

/s/ David A. Stonecipher
-----------------------------------
David A. Stonecipher       Director

/s/ E. Jay Yelton
-----------------------------------
E. Jay Yelton              Director

                                     II-59t